Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on January 16, 2026.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-[       ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zensitive Holding Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit B1, 27/F, NCB Innovation Centre

No. 888 Lai Chi Kok Road, Kowloon

Hong Kong

+852 2682 2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong Telephone: +1 310-728-5129	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260 Vienna, VA 22182 (703) 919-7285

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [ ], 2026

Zensitive Holding Limited

[____________] Class A Ordinary Shares

This is the initial public offering of Zensitive Holding Limited. Prior to this Offering, there has been no public market for our Class A Ordinary Shares. It is currently estimated that the initial public offering price per share will be between US$[       ] and US$[       ]. We intend to list our Class A Ordinary Shares on the [Nasdaq Capital Market/ NYSE American LLC (“NYSE American”)] under the symbol “[       ]”

Immediately after this Offering, assuming an offering size as set forth above, Mr. Hon Yui Sky CHAN will, through his wholly owned entity Gnirob Limited, own approximately [       ]% of our outstanding Class A Ordinary Shares (or [       ]% of our outstanding Class A Ordinary Shares if the underwriter’s option to purchase additional shares is exercised in full) and 70.00% Class B Ordinary Shares, representing [       ]% of the aggregate total voting power of our total issued and outstanding share capital. As a result, we expect to be a “controlled company” within the meaning of [rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”)/ the NYSE American Company Guide]. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. See “Description of Share Capital and Memorandum and Articles of Association — Our Memorandum and Articles — Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares were issued and outstanding. A shareholder must keep more than 6,000,000 Class B Ordinary Shares to control 50% of the voting right of our Company and control the outcome of matters submitted to shareholders for approval. We will issue [       ] Class A Ordinary Shares in this Offering. Subsequent to the Offering, [       ] Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares will be issued and outstanding. A shareholder must keep more than [       ] Class B Ordinary Shares after the Offering to control 50% of the voting right of our Company and control the outcome of matters submitted to shareholders for approval.

Investing in the Class A Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 15 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group (as defined below) has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Loeb & Loeb LLP, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or its subsidiaries or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, ARK Pro CPA & Co. is headquartered in Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Hong Kong, China and has been inspected by the PCAOB on a regular basis with the last inspection in 2024. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether [Nasdaq/ the NYSE American] or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

	PER CLASS A ORDINARY SHARE		TOTAL

Initial public offering price	$	[ ]	$	[ ]
Underwriting discounts and commissions(1)(2)	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]

(1)	The underwriter will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 95.

(2)	Represents a 7% underwriting discount and 1% non-accountable expenses, payable to the underwriters. For a description of other terms of compensation to be received by the underwriter, see “Underwriting” beginning on page 95.

We expect our total cash expenses for this Offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately US$[  ], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We have granted the underwriter an option for a period of [forty-five (45) days] after the closing of this Offering to purchase up to [15]% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers against payment on [       ], 2026.

Pacific Century Securities, LLC

The date of this prospectus is [       ], 2026

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary — Conventions Which Apply to this Prospectus” beginning on page 12 of this prospectus.

For investors outside the United States: neither we nor the underwriter have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this Offering. Neither we nor the underwriter have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriter are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Class A Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” or “our Group” refer to our Company together with its subsidiaries.

Our Business

Overview

Our Company is an exempted company with limited liability incorporated under the laws of Cayman Islands on October 29, 2025, as a holding company. We are a fit-out work provider operating our business in Hong Kong through our indirect wholly-owned Operating Subsidiary, Zensitive Limited. We focus on providing comprehensive project management services for fit-out works, catering to both private and public projects. Our projects encompass a wide variety of properties including commercial properties which include financial institutions, offices for different industries, commercial buildings, retailers, restaurants and residential properties in Hong Kong.

We offer end-to-end project management services that span the entire lifecycle of a fit-out project. We specialize in managing a wide range of fit-out work that transforms spaces into functional and visually appealing interiors, tailored to meet the specific needs of our customers. We have achieved sustained growth in our business. For the fiscal years ended August 31, 2025 and 2024, our total revenue derived from our services was approximately HK$59.6 million (US$7.6 million) and HK$12.0 million (US$1.5 million), respectively.

Our Vision and Mission

Our vision is to become the industry leader in the field of fit-out work, setting the benchmark for excellence in providing innovative and practical solutions for our customers. We are committed to building a platform that prioritizes our customers’ needs, ensuring their satisfaction through premium services that combine quality and affordability. At the same time, we strive to create an empowering work environment that fosters our employees’ abilities, promotes professional growth, and provides a sense of job satisfaction.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	We are led by a dedicated management team with extensive industry experience and have a strong and experienced team.
●	We offer quality services through the adoption of well-established quality control system.
●	We have stable relationships with a number of customers and strong working relationships with subcontractors.
●	We are committed to executing our projects effectively and efficiently to meet our customers’ requirements.

Our Growth Strategies

We intend to pursue the following strategies to further expand our business:

●	Enhancing competitiveness and expanding market share.
●	Strategic investments and acquisitions in upstream and downstream industry players.
●	Strengthening sales and marketing to expand our customer base.
●	Adoption of smart AI tools to streamline operations and improve service quality.

Corporate Structure and History

Information on our Company and subsidiaries is as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Zensitive Holding Limited	October 29, 2025	Cayman Islands	Parent	Holding company
Zensitive (BVI) Limited	November 25, 2025	British Virgin Islands	100%	Intermediate holding company
Zensitive Limited	February 14, 2022	Hong Kong	100%	Fit-out works provider

1

Our Company is a holding company with no operations of its own. We conduct our operations through our wholly-owned Operating Subsidiary. This is an offering of the Class A Ordinary Shares of our Company, a Cayman Islands exempted company with limited liability, instead of the shares in our primary subsidiaries.

Our Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands on October 29, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Zensitive Limited.

Zensitive Limited was incorporated in Hong Kong on February 14, 2022. Mr. Hon Yui Sky CHAN has been the sole shareholder and director of Zensitive Limited since its incorporation.

Zensitive (BVI) Limited was incorporated on November 25, 2025 under the laws of the British Virgin Islands, as an intermediate holding company.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

Hon Yui Sky CHAN
Hui Lun CHOW
Wai Yeung KWONG
100%
100%
100%
Gnirob Limited
(British Virgin Islands)
The Alsar Limited
(British Virgin Islands)
Solar Trinity Corporation
(British Virgin Islands)
Public shareholders
Pre-Offering:
67.25% Class A
70.00% Class B
Post-Offering:
[ ]% Class A
70.00% Class B
Pre-Offering:
28.25% Class A
30.00% Class B
Post-Offering:
[ ]% Class A
30.00% Class B
Pre-Offering:
4.50% Class A
0.00% Class B
Post-Offering:
[ ]% Class A
0.00% Class B
Pre-Offering:
0.00% Class A
0.00% Class B
Post-Offering:
[ ]% Class A
0.00% Class B
Our Company
(Cayman Islands)
100%
Zensitive (BVI) Limited
(British Virgin Islands)
100%
Zensitive Limited
(Hong Kong)

Transfers of Cash to and from our Subsidiaries

Our Company is a holding company with no operations of its own. We conduct our operation in Hong Kong through our Operating Subsidiary, Zensitive Limited. Our Company relies on dividends or payments to be paid by our Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Our Company is permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiary is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Memorandum and Articles, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following such distribution, our Company will be able to pay our debts as they become due in the ordinary course of business. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.  There is no further Cayman Islands or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Operating Subsidiary to us.

Our Company is a Cayman Islands company, and our Operating Subsidiary is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company to transfer cash to or from our Operating Subsidiary, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to our Company and U.S. investors and amounts owed. Since the only transfer of cash among our Company and our Operating Subsidiary were in the form of dividends and there are no limitations on the abilities of our Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company has not established cash management policies that dictate how funds are transferred.

On November 3, 2025, Zensitive HK declared a dividend of HK$613.580484 (US$78.716) per share, or an aggregate of HK$6,135,805 (US$787,156), to its shareholder of record as of August 31, 2025 and the dividend was settled on November 28, 2025. As of August 31, 2025 and 2024, there was no outstanding dividend payables. We do not have any present plan to declare or pay any dividends on our Class A or Class B Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future.  Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.” on page 15, and the audited combined financial statements and the accompanying footnotes beginning on F-2 of this prospectus, for more information.

2

Risk Factors Summary

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

Risks Related to Our Corporate Structure

●	We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

●	In 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

For a detailed description of the risks above, please refer to pages 15 to 19.

Risks Related to Our Business and Industry

●

The fit-out work business is project-based and profitability is dependent on the negotiated terms under each of the agreement through our Operating Subsidiary, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. Our past performance does not indicate future performance.

●

Our cost of sales has historically fluctuated. If we experience any significant/material increase in cost of sales, our gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

3

●	The estimated project costs could be inaccurate and any cost overruns in projects may reduce our profits and adversely affect our financial performance.
●

We invest significant time and cost in the project assessment and proposal preparation stages. If potential customers are not satisfied with our proposals and do not engage us for our services, our business and financial performance could be adversely affected.

●	We rely heavily on our recurring customers for business, and our means of obtaining new business is limited.
●

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

●	We are exposed to liquidity risk and the credit risk of our customers.
●	Our success depends on customers’ perception of the quality of our work and our ability to satisfy possibly multiple interested parties in any given project.
●	Negative publicity or damage to our reputation may have adverse an impact on our business, growth prospects and financial performance.
●	We may face warranty claims by our customers.
●

We depend on our core management personnel in operating our business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any failure in retaining our key management personnel or hiring suitable talents may be detrimental to our business and prospects.

●

Our financial performance relies on project managers and other skilled workers we hire to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that we will be able to retain our existing project managers and other skilled workers or recruit additional qualified professionals to support our future operations and growth. Any failure to do so may adversely affect the business and growth.

●

Fit-out work can be labor-intensive. If our subcontractors experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or we may not be able to pass on such cost to our customers and, in turn our profitability may be adversely affected.

●	Our business depends on materials suppliers and subcontractors.
●	Our business relies on subcontractors to comply with relevant laws, rules and regulations. If our subcontractors fail to comply with applicable laws, rules and regulations, our financial performance and business operation may be adversely affected and we may be subject to prosecution.

●	We rely on seamless communication and cooperation within our teams and with external stakeholders to ensure smooth completion of our projects.

●	Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing our projects.

●	There is no guarantee that safety measures and procedures implemented by us at works sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims and legal proceedings against us, arising from work injuries or accidents, and/or property damage.

●	Our operations present hazards and risks, and our insurance policies may be insufficient to cover all liabilities arising from claims and litigation.

●	We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business.

4

●	We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

●	Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

●	We may not be able to compete favorably in our highly competitive industry.

●	We may not be able to implement our business plans effectively to achieve future growth.

●	Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

●	If we are unable to effectively recruit, retain and train qualified personnel, our growth strategies may be hindered and our business may be adversely affected.

●	If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

●	We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

●	We rely on our Chairman, Chief Executive Officer and our key professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

●	We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

●	Certain economic and business factors and their impacts on our industry and other general macroeconomic factors, including unemployment and interest rates that are largely beyond our control may adversely affect business and our results of operations.

For a detailed description of the risks above, please refer to pages 19 to 27.

Risks Related to Doing Business in Hong Kong

●	Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by [Nasdaq/ the NYSE American], and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

For a detailed description of the risks above, please refer to pages 27 to 29.

5

Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	Our management team has limited experience managing a public company.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	[Nasdaq/ NYSE American] may apply additional and more stringent criteria for our continued listing.

●	If we fail to meet applicable listing requirements, [Nasdaq/ NYSE American] may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	Our significant shareholder has considerable influence over our corporate matters.

●	Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

●	We are a “controlled company” defined under the [Nasdaq Listing Rules/ NYSE American Company Guide]. We may elect to rely on the “controlled company” exemption under the [Nasdaq Listing Rules/ NYSE American Company Guide] in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

●

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

●	Future sales, or the perception of future sales, by us or our shareholders in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	You will experience immediate and substantial dilution.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

●	We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

●	We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

For a detailed description of the risks above, please refer to pages 30 to 40.

6

Regulatory Development in the PRC

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

7

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

8

We have been advised by Loeb & Loeb LLP, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or our subsidiaries or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no material operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our auditor, ARK Pro CPA & Co, is headquartered in Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

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If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Hong Kong, China and has been inspected by the PCAOB on a regular basis with the last inspection in 2024.  However, the recent developments would add uncertainties to our Offering and we cannot assure you whether [Nasdaq/ NYSE American] or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Corporate Information

Our registered office is 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands and our principal office is Unit B1, 27/F, NCB Innovation Centre, No.888 Lai Chi Kok Road, Kowloon, Hong Kong. The telephone number of our principal office is +852 2682 2233. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is https://www.zensitiveltd.com/. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

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●	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the [Nasdaq/ NYSE American] rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

In determining whether more than 50% of our outstanding voting securities are held by U.S. residents, we will examine the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and any beneficial ownership reports or other information available to us in the U.S. and Cayman Islands (our home jurisdiction). If more than 50% of our outstanding voting securities (i.e. sum of outstanding Class A Ordinary Shares and Class B Ordinary Shares, each counting as one share) are held by U.S. residents and any of the above three circumstances apply, we would cease to be a foreign private issuer.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the [Nasdaq Listing Rules/ NYSE American Company Guide] because Mr. Hon Yui Sky CHAN will, through his wholly owned entity Gnirob Limited, own approximately [       ]% of our outstanding Class A Ordinary Shares (or [       ]% of our outstanding Class A Ordinary Shares if the underwriter’s option to purchase additional shares is exercised in full) and 70.00% Class B Ordinary Shares, representing [       ]% of the aggregate total voting power of our total issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See section titled “Risk Factors — Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

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Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Audit Committee” refers to the audit committee of our Board of Directors;

●	“Board” or “Board of Directors” refer to the board of Directors of our Company;

●	“Class A Ordinary Shares” refers to our Company’s Class A ordinary shares with par value of US$0.0001 each;

●	“Class B Ordinary Shares” refers to our Company’s Class B ordinary shares with par value of US$0.0001 each;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Directors” refers to the directors of our Company;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“mainland China” refers to the mainland of the People’s Republic of China, excluding Hong Kong and Macau;

●	“Memorandum and Articles” refers to our memorandum of association and articles of association currently in effect and will continue to be effective after completion of this Offering;

●	“Nominating and Corporate Governance Committee” refers to the nominating corporate governance committee of our Board of Directors;

[●	“NYSE American” refers to NYSE American LLC;]

[●	The NYSE American Company Guide governing listed companies on the NYSE American;]

●	“Offering” refers to the initial public offering of our Company;

●	“Operating Subsidiary” or “Zensitive” refers to Zensitive Limited, incorporated as a limited company in Hong Kong;

●	“our Group” or “the Group” refers to our Company and its subsidiaries;

●	“Ordinary Shares” refers to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Zensitive Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to our Company and its subsidiaries taken as a whole.

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Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “HKD,” “HK$” or “Hong Kong Dollar” refer to Hong Kong dollar(s), the legal currency of Hong Kong. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. Our Company is a holding company with operations exclusively conducted in Hong Kong through its Hong Kong operating subsidiary, of whose reporting currency is Hong Kong Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the combined balance sheets, combined statements of operations, combined statements of changes in shareholders’ equity and combined statements of cash flows from HK$ into US$ as of and for the year ended August 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7949, respectively, as published in H.10 statistical release of the United States Federal Reserve Board.  No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

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The Offering

Class A Ordinary Shares offered by us:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares within 45 days of the date of the closing of this Offering in full).

Offer Price:	US$[ ] per Class A Ordinary Share.

Shares outstanding before this Offering:	50,000,000 Ordinary Shares, consisting of 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Shares within 45 days of the date of the closing of the Offering from us in full) and 10,000,000 Class B Ordinary Shares.

Over-allotment option to purchase additional Class A Ordinary Shares:	We have granted the underwriter an option to purchase up to [ ] additional Class A Ordinary Shares from us within 45 days of the date of the closing of this Offering.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately US$[       ] (or US$[       ] if the underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares from us in full), based on an assumed initial public offering price of US$[       ] per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We intend to use the net proceeds from this Offering for (i) expansion of workforce capacity; (ii) strategic investments and acquisitions; (iii) brand building and marketing enhancement (iv) adoption of artificial intelligence (AI) smart tools and (v) project upfront costs, working capital and other general corporate purposes. See “Use of Proceeds” on page 42 for more information.

Lock-up:

Our Company (including any successors), our directors and officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months after the closing of this Offering.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed listing and symbol:	We intend to list the Class A Ordinary Shares on the [Nasdaq Capital Market/ NYSE American] under the symbol “[ ]”.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

Transfer Agent:	[ ]

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RISK FACTORS

An investment in our Class A Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Class A Ordinary Shares. The following section describes the significant risks that could directly or indirectly affect us and the value or trading price of our Class A Ordinary Shares. The risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Class A Ordinary Shares from their professional advisers before making any decision to invest in our Class A Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Our Company is a holding company, and we will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from our Company to our Operating Subsidiary or our Operating Subsidiary to our Company, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

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In 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our Operating Subsidiary in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and our Company, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Overseas Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Our Company is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our Chief Executive Officer, Chief Financial Officer and all members of the board of directors of our Company are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

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Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

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We have been advised by Loeb & Loeb LLP, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or its subsidiary or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no material operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

In 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

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There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue this Offering. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Risks Related to Our Business and Industry

The fit-out work business is project-based and profitability is dependent on the negotiated terms under each of the agreement through our Operating Subsidiary, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. Our past performance does not indicate future performance.

Our business is project-based. For the fiscal years ended August 31, 2025 and 2024, our Operating Subsidiary did not enter into any long-term agreement or arrangement with any customers. The customers normally engage us on an as-needed basis and suit their fit out needs for each project. The terms of the project agreements are negotiated independently. Therefore, the key terms of the agreements, namely, the scope of services, fees, the method and timing of payment vary from project to project. Moreover, various factors, such as the budget of the customers and the general market conditions, are unpredictable and beyond our control. As such, there is no guarantee that the profitability achieved in a given project can be replicated in the future.

As such, changes in the pricing strategy and corporate strategy may affect our overall gross profit margin ratio and other aspects of business performance. Any historical gross profit margin ratio of the Company is an analysis of its past gross profit margin ratio only and may not necessarily reflect the future gross profit margin ratio, which will depend to a large extent on the ability to secure new projects with a higher gross profit margin ratio. If more projects are undertaken with a lower gross profit margin ratio, our gross profit margin ratio may be materially and adversely affected. The past performance of the Company does not indicate future performance.

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Our cost of sales has historically fluctuated. If we experience any significant/material increase in cost of sales, our gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

We generally derive revenue from service contracts, with each contract sum being determined with reference to quotations that are formulated on a cost-plus margin basis and substantially agreed upon between customers and us at the time when a project is awarded to us. A contract sum may be adjusted in certain circumstances which were originally stipulated in a contract, in circumstances in which the provision of additional services or changes in specifications under variation orders is requested by a customer. Our management and project managers will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If our project managers fail to keep costs within the initial budget, our business operation and financial results may be adversely affected.

Since our service fees are generally pre-determined when a project is awarded to us, any substantial increase in the cost of sales may materially and adversely affect the results of operations and financial condition. We do not enter into long-term supply contracts with suppliers or subcontractors, so there is no assurance that they will not significantly increase the prices of their fit out materials and subcontracting charges in the future. There is also no assurance that we will be able to pass any increase in costs of sales to our customers in order to maintain gross profit margins.

We engage subcontractors to perform fit out works on a project-by-project basis and our subcontractors will purchase and procure fit out materials designated by us. Under the contracts entered into between customers and us, we are generally liable to our customers for the quality of the works. In the event that the works performed by our subcontractors are not up to standard or customers’ satisfaction, we may incur extra costs to rectify the works and hence our financial performance may be adversely affected.

The estimated project costs could be inaccurate and any cost overruns in projects may reduce our profits and adversely affect our financial performance.

Pricing of projects is based on the estimated time and costs. We have to estimate the time and costs involved in a project before we enter into contracts with customers and subcontractors. There is no assurance that the actual time and costs of a project will not exceed such estimates. In the event that we fail to properly or accurately estimate the time and costs of a project, or if there is any unforeseen factor leading to any substantial increase in such time and costs, we may be subject to cost overruns and liquidated damages or compensation claimed by customers. This will result in a lower profit margin and the financial performance may be materially and adversely affected.

We invest significant time and cost in the project assessment and proposal preparation stages. If potential customers are not satisfied with our proposals and do not engage us for our services, our business and financial performance could be adversely affected.

Our team develops tailor-made proposals for each of our customers based on their needs and requirements. Orders are only confirmed after we have prepared proposals and made a presentation to our customers. In the event that potential customers decide not to engage us after receiving the proposals presented to them, any time and costs incurred in the project assessment and proposal preparation stages would be wasted and our business and financial performance could be adversely affected.

We rely heavily on our recurring customers for business, and our means of obtaining new business is limited.

The current business strategies of us rely heavily on recurring customers who consistently provide us with business and opportunities, as well as customers referred through word-of-mouth. Our revenue derived from recurring customers who have done business with us in the past two fiscal year constitutes approximately 77.5% and 60.5% of our total revenue for the fiscal years ended August 31, 2025 and 2024, respectively. Although as part of our business strategy, we plan to conduct marketing campaigns to enhance customer awareness of our brand, we have not made significant investments in marketing to the general public in the past. We also have limited experience in direct marketing and competing with other market participants in bidding or open tenders for projects. As a result, we may not be successful in attracting certain types of new customers and this may affect our growth potential.

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

For the fiscal year ended August 31, 2025, one customer, Customer A, accounted for approximately 77.5% of our total revenue. For the fiscal year ended August 31, 2024, three customers, Customer A, Customer B and Customer C, accounted for approximately 60.5%, 20.5%, and 10.6% of our total revenue. We may not be engaged by our major customers in the future, because a customer (i) may not require fit out services at all; (ii) may not have the budget for conducting fit out works; (iii) may require fit out services but choose to engage another contractor instead of us; or (iv) any other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

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We are exposed to liquidity risk and the credit risk of our customers.

In general, customers pay our fees within 30 to 90 days after we issue an invoice. However, there is a possibility that our customers will delay or even refuse payment of fees, whether because of their own financial situation or other reasons. In any event, we are exposed to the credit risk of our customers, which, in turn, causes unpredictability in our cash flows which translates into liquidity risk to our business.

Our success depends on customers’ perception of the quality of our work and our ability to satisfy possibly multiple interested parties in any given project.

Our success depends largely on our ability to meet customers’ expectations in relation to the qualities of the design ideas, the ultimate finished product, customer services and relationship management skills, among many other factors. However, priorities and perception of quality may vary substantially between customers, because of their practical needs and personal preferences. Furthermore, in the case of corporate customers, the interested parties involved may not be limited to an individual, but also the requirements and preferences of their parent companies, their different departments and the ultimate end-users. We cannot be certain that we will be able to satisfy all diverse needs and preferences of every interested party, and be able to adequately prioritize and balance such needs and preferences in the case of conflicts between all interested parties in the future projects.

Negative publicity or damage to our reputation may have adverse an impact on our business, growth prospects and financial performance.

The success of us relies on our ability to maintain a good reputation, as a good reputation generally attracts potential customers and help us obtain business from our customers. On the contrary, negative publicity associated with us could result in the loss of customers or lead to increasing difficulty in securing new projects. If any customer who is not satisfied with the design and fit out works, whether justified or not, raises any complaint regarding us, and such complaint comes to the attention of the public, our growth prospects and financial performance may be adversely affected.

We may face warranty claims by our customers.

It is a common industry practice that a defects liability period is given by us to our customers during which we are liable at our own expenses for rectifying all our works defects. We generally give a defects liability period of three to twenty-four months for our works, depending on the size of the projects involved, individual customers’ requirements and bargaining power. If there is any rectification required for material during the defects liability period, the costs involved with such rectification may not be recoverable from our customers and we may need to bear all costs to rectify the defects. Our business operations and financial condition would be materially and adversely impacted.

We depend on our core management personnel in operating our business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any failure in retaining our key management personnel or hiring suitable talents may be detrimental to our business and prospects.

Our success and growth have largely been attributed to the efforts and experiences of our core management personnel. In particular, our Director, Project Director, Mr. Hui Lun CHOW and our Senior Project Manager, Mr. Ka Ching LEE, have a long history of working with our customers and understands our customers’ corporate culture, needs and requirements. Mr. Chow and Mr. Lee both have years of experience in the fit out and construction industry. They also have well-established relationships with suppliers. If any of our directors or our senior management ceases to be involved in the management of our Group in the future and our Group is unable to find suitable replacement in a timely manner, there could be an adverse impact to our business, results of operations and profitability of our Group. Moreover, it would be detrimental to us if any of our key personnel or senior management joins our competitors or forms a company that competes with our Group. Under such circumstances, our competitive position and business prospects may be materially and adversely affected.

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Our financial performance relies on project managers and other skilled workers we hire to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that we will be able to retain our existing project managers and other skilled workers or recruit additional qualified professionals to support our future operations and growth. Any failure to do so may adversely affect the business and growth.

Zensitive relies on project managers to complete our projects and the retention and recruitment of these skilled professionals is challenging. There is a limited pool of project managers with the requisite skills, know-how and experience required for our business. As the quality of the project management and technical know-how are keys to Zensitive’s business, its ability to attract and retain talent are essential components of our overall business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our operations and growth, which may increase our costs and reduce profitability. For the two fiscal years ended August 31, 2025 and 2024, the staff costs of directors and employees of Zensitive, including salaries, provident fund contributions and other benefits, were approximately HK$3.5 million (US$444,609) and HK$0.5 million respectively. We cannot be certain that we will be able to retain our existing designers and recruit additional qualified professionals to support our future operations and growth. Any failure to do so may adversely affect our business and growth.

Fit-out work can be labor-intensive. If our subcontractors experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or we may not be able to pass on such cost to our customers and, in turn our profitability may be adversely affected.

Fit-out work is often labor-intensive, and, as a result, we and our subcontractors cannot be certain that there will be sufficient workers for projects when needed. Any shortage of labor may cause delays in the completion projects. Even though we generally do not directly hire workers to conduct fit-out works, and instead, engage subcontractors to provide workers directly, the labor cost is factored into our subcontracting costs. Given that the normal practice is to agree with our customers on a fixed price upon engagement without any mechanism for price adjustment to take into account increases in labor costs, any unpredicted rise in labor cost might have to be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if we raise our quotation price to take into account any expected future increase in labor cost.

Our business depends on materials suppliers and subcontractors.

Our primary role in fit-out projects is principally overall project management and supervision, which involves quality control, cost management, and on-site supervision to ensure that all projects are delivered on time, within budget, and to the quality standards. Therefore, we do not maintain a large in-house workforce to conduct installation and fit out works, except for maintaining certain employees for project management and on-site supervision. Instead, we generally source all products provided to customers from third-party materials suppliers and we engage third-party subcontractors from our list of internally approved suppliers based on their relevant experience as well as their availability and expected fees, to undertake installation and fit-out works for our customers. We cannot guarantee that we can continue to monitor the performance and quality of our materials suppliers and subcontractors effectively with our limited number of on-site supervisors.

For the fiscal years ended August 31, 2025 and 2024, our largest supplier accounted for approximately 31.6% and 60.5%, respectively of our total cost of revenue. In the event that a major materials supplier or subcontractor becomes unavailable, we would need to source alternatives from our approved supplier list. However, there is no assurance that we will always be able to find suitable substitutes who could provide similar quality of products or services at comparable prices. Since the majority of our projects are undertaken by a few key subcontractors and, we do not generally enter into any long-term contracts with such subcontractors but instead engage them on a project-by-project basis, the unavailability of any of them may lead to (i) lower quality of work; (ii) higher costs; (iii) delays in delivery to the customers, and other consequences which may adversely affect customer satisfaction, reputation, and ultimately, our business and financial performance.

Our business relies on subcontractors to comply with relevant laws, rules and regulations. If our subcontractors fail to comply with applicable laws, rules and regulations, our financial performance and business operation may be adversely affected.

Our subcontractors are subject to prosecutions in the event of violation of safety, environmental and/or employment laws and regulations. These may affect their ability to renew, and in more serious cases, may even result in revocation of their licenses, permits or certificates. If this happens, we may have to appoint replacement subcontractors at additional cost. This may also lead to a lower profit margin. In addition, we cannot guarantee that our subcontractors have obtained all necessary licenses, permits or certificates or that such licenses, permits or certificates will not be revoked or be renewed in a timely manner. In such case, we may have to cease our engagement of their services and appoint another subcontractor.

We rely on seamless communication and cooperation within our teams and with external stakeholders to ensure smooth completion of our projects.

The success of each project is dependent on whether our team is able to communicate effectively and coordinate efficiently with each other, as well as with the subcontractors and material suppliers involved in the project projects. Clear and consistent communication with customers is also critical to ensuring that their expectations are understood and met throughout the project lifecycle. Currently, most of the workflow and communication are closely monitored by our management. However, the reliance on centralized management for communication and coordination carries inherent risks, such as potential delays or miscommunications if information is not promptly or accurately relayed among team members or external stakeholders. Any breakdown in communication, whether within our team, or with subcontractors, material suppliers, or customers, could result in project delays, errors, or unmet expectations. Any such result could adversely affect customer satisfaction, reputational harm, and ultimately, our business and financial performance.

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Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include shortages of labor and materials, supply chain delays, accidents, epidemics, pandemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. If we cannot take remedial actions in a timely manner, such as finding suitable alternative subcontractors, suppliers, sourcing and replacing products with equivalent quality and prices or negotiating with its customers in using alternative products, or finding additional workers to meet unexpected contingencies, any such events could cause us to reduce or halt our operations, adversely affect our business operations, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

There is no guarantee that safety measures and procedures implemented by us at works sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims and legal proceedings against us, arising from work injuries or accidents, and/or property damage.

Owing to the nature of our business, there are inherent risks of work injuries or accidents occurring in the course of our operations, particularly in carrying out fit-out works at the works sites by our subcontractors and their workers. If our safety measures and procedures implemented at the work sites are insufficient or not strictly adhered to by our subcontractors or their workers, it may result in accidents which would in turn lead to claims and legal proceedings against us for employees’ compensation, common law personal injury claims, fatal accidents, and/or property damage against us. If we are involved in any litigation or legal proceedings, the outcome of such proceedings could result in settlements or results which could adversely affect our financial condition. In addition, any litigation or legal proceedings could involve in substantial legal expenses as well as significant time and attention of our management, diverting their attention from our operations, and result in negative publicity against us. These would result in significant financial loss, damages to our reputation in the industry, and adversely affect our financial condition.

Our operations present hazards and risks, and our insurance policies may be insufficient to cover all liabilities arising from claims and litigation.

We have purchased relevant insurance with appropriate coverage limits for our business and believe that our insurance coverage is in line with the industry standard. However, we may receive claims from time to time in respect of various matters from customers, suppliers, workers (including our own staff or the staff of the subcontractors) and other parties in relation to our projects. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. Even if the insurance is sufficient, such claims may damage its reputation. In addition, there is no guarantee that its insurance premiums, which are generally dependent on various factors, such as the scope and value of the project and insurance claim record, will not increase in the future. If we were held liable for uninsured losses, or the amounts of claims for insured losses exceed the limits of our insurance coverage, or the insurance premiums increase significantly, our business and financial condition may be materially and adversely affected.

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We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business.

We intend to grow our business through acquiring upstream or downstream companies within the fit-out value chain and integrate their operations into our Operating Subsidiary’s business. However, there can be no assurance that we will be able to identify suitable opportunities. Even if we are able to identify suitable opportunities, we may encounter difficulties in completing such acquisitions due to financial constraints, negotiating acceptable terms to us and delays in completion. The inability to identify suitable acquisition targets or complete the acquisition could materially and adversely affect our competitiveness and growth prospects. After acquisition is completed, we also face certain uncertainties and risks related to our acquisition, including, without limitation:

● unsuccessful integration of business including an inability to apply our business model or business operation flow on the acquisition target;

● wastage of resources and diversion of management attention;

● failure to retain relationships with key employees, customers and suppliers of the acquisition target;

● potential ongoing financial obligations and unforeseen or hidden liabilities; and

● failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

If we are unable to manage such difficulties as they arise, they could disrupt our ongoing business, increase our costs, any of which could materially and adversely affect our business, financial position and results of operations.

We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

We have a limited operating history for an investor to evaluate our business performance, operating results and prospects. Our Operating Subsidiary was incorporated in 2022. Our limited historical financial data may not serve as an adequate basis for accurate prediction of our ability to operate in a rapidly evolving market and achieve our expansion plans. We plan to apply approximately 20% of the net proceeds from this Offering for expanding workforce capacity and hiring additional project managers and experienced personnel.  Our limited operating history may make it difficult for you to evaluate the risks and uncertainties associated with our operations. As a company with a limited operating history, our ability to forecast our future results or operations is limited and is subject to a number of risks and uncertainties, including our ability to plan for our future growth. You should consider our prospects and future profitability in light of the risks, uncertainties, and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to develop and maintain our services for our customers and business partners and to compete with our competitors.

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Our revenue increased by approximately HK$47.6 million (US$6.1 million) or 396.5%, from approximately HK$12.0 million for the fiscal year ended August 31, 2024 to approximately HK$59.6 million (US$7.6 million) for the fiscal year ended August 31, 2025.  However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

Owing to our limited operating history, our business model has not been fully proven. If our assumptions about the risks and uncertainties that underlie our business planning are incorrect or changed as a result of market fluctuations, our operation and financial results could differ materially from our expectations and our business performance could be affected. We cannot assure you that we have fully addressed the risks and uncertainties that we may face in the future, and if we fail to do so, our business, financial condition, and results of operations could be adversely affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended August 31, 2025 and 2024, we secured new businesses mainly through referrals from previous or existing customers and business partners. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of fit-out projects in the future, our business, financial position and prospects could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry.

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well-developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary know-how and capital. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the industry we operate in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong and changes in supply and demand for our services in relation to the industry we operate in. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties in (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating resources and managing relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

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Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

The timing of project completion may fluctuate and may be difficult to predict. The length of our operation cycle, from project initiation to completion can vary substantially from customer to customer. In certain cases, our work can extend over a year and exceed our initial prediction. Owing to the customized services that we provide to our customers, we often require a longer discussion process with our customers and frequent adjustments to our services if we are unable to meet our customer’s requests. Customers, larger organizations in particular, often undertake long evaluation process due to their organizational structure and approval requirements, which can lengthen the duration of our projects and delay completion. Customers may also demand additional features or adjustments to our work. As a result, we may be unable to accurately predict duration of our projects and be unable to efficiently allocate human resources for our coexisting projects, which may adversely affect our efficiency and require us to hire more employees than needed. If expectations for our project cycle are not accurate, it may lead to increased time and expense and could adversely affect our operating results.

If we are unable to effectively recruit, retain and train qualified personnel, our growth strategies may be hindered and our business may be adversely affected.

Our growth strategy is, in part, reliant on our ability to attract and retain highly qualified personnel including project managers and site managers. We face intense competition with large enterprises in recruiting such personnel. We compete with many other companies for employees with expertise in designing and managing fit-out projects. There may be a limited availability of suitable and qualified candidates for the implementation of our growth strategy. Some of our competitors in Hong Kong may have greater resources and may be able to offer better remuneration package than us. Our ability to recruit talented personnel and retain existing employees may be affected if our compensation package and employee benefits are perceived as unattractive.

If we are unable to retain skilled employees and attract new personnel suitable for our business, we may not be able to accomplish our business objectives. We may have to increase our training expenses and may have to divert extra time and resources for training led by higher-level employees. We cannot assure you that we will be able to retain, recruit and train competent professionals. Our quality of work may be affected and it may jeopardize our ability to meet our customers’ expectations. We may also experience constraints that will hinder our ability to adopt our growth strategies. Failure in maintaining a skillful and talented team of capable individuals could have a material adverse effect on our business, results of operations and financial condition.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We rely on our Chairman, Chief Executive Officer and our key professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

We have an experienced and capable management team, including Mr. Hon Yui Sky CHAN, our founder, Director, Chairman and Chief Executive Officer, Mr. Hui Lun CHOW, our Director, and Mr. Ka Ching LEE, our Senior Project Manager, who are jointly responsible for managing our daily operations and customer relations, implementing our business strategies, pricing, overseeing financial performance and supervising employees. They are the key for our internal and external management. If we lose any members of our management team, we may face difficulties in executing our current plans and strategies, our business could be harmed and our growth prospects may be inhibited. negotiating, planning, pricing, new product development and product execution.

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On the other hand, execution of customer’s requests and operation of our business is dependent on our experienced project management staff, who oversee and coordinate the fit-out works. These individuals are essential to managing subcontractors, supervising on-site work, and ensuring smooth communication among all stakeholders. The loss of such key personnel could hinder our ability to execute projects efficiently, disrupt operations, and negatively impact customer satisfaction. If we lose our experienced staff, we may not be able to efficiently provide our services, which will limit our ability to accurately execute our customers’ instructions. We may also experience difficulties in hiring and retaining such personnel with desired qualifications with a competitive salary. These factors could disrupt our operations and have a material adverse effect on our business.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the economy. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Certain economic and business factors and their impacts on our industry and other general macroeconomic factors, including unemployment and interest rates that are largely beyond our control may adversely affect business and our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control, and may adversely affect consumer behavior and our results of operations. The industry we operate in may be affected by economic downturns, political instability, trade disputes, and changes in government regulation. These events can lead to disruptions in the fit-out industry, fluctuations in demand for our services, and increased operational costs.

General economic conditions, including slow global recovery from economic downturns, geopolitical conditions and uncertainty about the strength or pace of economic recovery may adversely affect our results of operations. Economic recession, a protracted economic slowdown, a worsening economy, increased unemployment, increased inflation, increased energy prices, rising interest rates, a downgrade of the U.S. government’s long-term credit rating, imposition of retaliatory tariffs on important U.S. imports and exports or other industry-wide cost pressures have affected and can continue to affect consumer behavior in the industry and consequently could reduce the demand for our services.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended August 31, 2025 and 2024, our revenue was derived from fit-out projects in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

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Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HFCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

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On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, ARK Pro CPA & Co, is headquartered in Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Hong Kong, and has been inspected by the PCAOB on a regular basis with the last inspection in 2024.  However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC, including Hong Kong. For example, in Mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Mainland China. Although the authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the U.S.. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the [Nasdaq/ NYSE American] require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the [Nasdaq/ NYSE American] impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

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The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S.. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

[Nasdaq/ NYSE American] may apply additional and more stringent criteria for our continued listing.

[Nasdaq Listing Rule 5101/ NYSE American Company Guide] provides [Nasdaq/ NYSE American] with broad discretionary authority over the initial and continued listing of securities in [Nasdaq/ NYSE American] and [Nasdaq/ NYSE American] may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on [Nasdaq/ NYSE American] inadvisable or unwarranted in the opinion of [Nasdaq/ NYSE American], even though the securities meet all enumerated criteria for initial or continued listing on [Nasdaq/ NYSE American]. In addition, [Nasdaq/ NYSE American] has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. [Nasdaq/ NYSE American] was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of [Nasdaq/ NYSE American] for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to meet applicable listing requirements, [Nasdaq/ NYSE American] may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We will seek to have our securities approved for listing on the [Nasdaq Capital Market/ NYSE American] upon consummation of this Offering. The closing of the Offering is conditional upon [Nasdaq’s/ NYSE American] final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet [Nasdaq’s/ NYSE American’s] initial listing standards, or that we will be able to meet the continued listing standards of [Nasdaq/ NYSE American] in the future. If we fail to comply with the applicable listing standards and [Nasdaq/ NYSE American] delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the [Nasdaq Capital Market/ NYSE American], we are subject to the [Nasdaq Capital Market/ NYSE American] corporate governance listing standards. However, [Nasdaq Capital Market/ NYSE American] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq Capital Market/ NYSE American] corporate governance listing standards. We may in the future rely on home country practice with respect to any corporate governance matters. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the [Nasdaq Capital Market/ NYSE American] corporate governance listing standards applicable to U.S. domestic issuers.

Our significant shareholder has considerable influence over our corporate matters.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Provided that such transfer complies with applicable [Nasdaq Listing Rules/ NYSE American Company Guide], our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the [Nasdaq Listing Rules/ NYSE American Company Guide] or in any other form approved by our directors, executed where she Shares are fully paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Mr. Hon Yui Sky CHAN, our Director, Chairman and Chief Executive Officer, through Gnirob Limited, beneficially owns and controls 26,900,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares that correspond to 69.54% of the aggregate voting power on a pre-Offering basis and [ ]% of the aggregate voting power on a post-Offering basis of our issued and outstanding Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, Mr. Chan will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of our Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, its interests may differ from the interests of our Company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between our shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and our shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of any August 31 before that time, in which case we would no longer be an emerging growth company as of the following August 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the [Nasdaq Listing Rules/ NYSE American Company Guide]. We may elect to rely on the “controlled company” exemption under the [Nasdaq Listing Rules/ NYSE American Company Guide] in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our Director, Chairman and Chief Executive Officer, Mr. Hon Yui Sky CHAN, through Gnirob Limited, to own a majority of our Class A Ordinary Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the [Nasdaq Listing Rules/ NYSE American Company Guide]. Accordingly, we will be a controlled company under the applicable [Nasdaq/ NYSE American] listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may in the future rely on the “controlled company” exemption under the [Nasdaq/ NYSE American] listing rules. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

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Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements as of August 31, 2025 and 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) our lack of appropriate policies and procedures in place to evaluate the proper accounting and disclosures of key documents and agreements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (1) hiring more qualified staff to fill up the key roles in the operations; and (2) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the [Nasdaq Listing Rules/ NYSE American Company Guide].

Future sales, or the perception of future sales, by us or our shareholders in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering we will have a total of [ ] Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, the Class A Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Class A Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” All remaining Class A Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholders sell a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. Our executive officers, directors and shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Class A Ordinary Shares and certain other securities held by them for a period of no less than six months following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Class A Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

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The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favour, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The IPO price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our IPO. If you purchase our Class A Ordinary Shares in our IPO, you may not be able to resell those Class A Ordinary Shares at or above the IPO price. We cannot assure you that our Class A Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

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In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by our Company’s significant shareholder, or the issuance of new shares by our Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. A few shareholders hold a significant portion of our Class A Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of our Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in our Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Class A Ordinary Shares. We cannot assure you that an active trading market for our Class A Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the [Nasdaq Capital Market/ NYSE American] upon consummation of this Offering. The closing of the Offering is conditional upon [Nasdaq’s/ NYSE American’s] final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Class A Ordinary Shares will be determined by negotiations between us and the representatives of the underwriter and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Class A Ordinary Shares on [Nasdaq/ NYSE American] but we provide no assurance that our ordinary shares will be approved for listing on [Nasdaq/ NYSE American] in connection with this Offering. Further, if we are successful in listing the Class A Ordinary Shares on [Nasdaq/ NYSE American] we cannot ensure that an active public market for our Class A Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Class A Ordinary Shares;

●	you may not be able to resell your Class A Ordinary Shares at or above the public offering price;

●	the market price of our Class A Ordinary Shares may experience more price volatility; and

●	there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the [Nasdaq/ NYSE American] listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Class A Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming the completion of the Offering, if you purchase Class A Ordinary Shares in this Offering, you will incur immediate dilution of approximately US$[ ] in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are a Cayman Islands incorporated company, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Share Capital and Memorandum and Articles of Association — Differences in Corporate Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

As at the date of this prospectus, our Director, Chairman and Chief Executive Officer, Mr. Hon Yui Sky CHAN, our Director, Mr. Hui Lun CHOW, our Chief Financial Officer, Ms. Wing Man Oska YIP, and all members of our Board of Directors, including [ ], [ ] and [ ], are based in Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

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There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine or a penalty;

●	was not obtained by fraud; and

●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Loeb & Loeb LLP, our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to our Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of our Company, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Taxation -Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$[  ], or approximately US$[  ] if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of US$[  ] per share, being the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

●	approximately 15% for expanding workforce capacity by hiring additional project managers and experienced personnel;
●	approximately 30% for potential strategic investments or acquisitions of upstream or downstream companies within the fit-out value chain in Hong Kong;
●	approximately 20% for enhancing brand visibility and strengthening marketing efforts;

●	approximately 10% for adoption of artificial intelligence (AI) smart tools to enhance operational efficiency; and

●	approximately 25% for project upfront costs, working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

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DIVIDEND POLICY

On November 3, 2025, Zensitive HK declared a dividend of HK$613.580484 (US$78.716) per share, or an aggregate of HK$6,135,805 (US$787,156), to its shareholder of record as of August 31, 2025 and the dividend was settled on November 28, 2025. As of August 31, 2025 and 2024, there is no outstanding of the dividend payables. We do not have a formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment our Company would be unable to pay its debts as they fall due in the ordinary course of business.

CAPITALIZATION

The following tables set forth our capitalization as of August 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to give effect to the issuance and sale of [ ] Class A Ordinary shares at an assumed initial public Offer Price of US$[ ] per Class A Ordinary Shares after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us.

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes included elsewhere in this prospectus.

As of August 31, 2025
	Actual	As Adjusted	As adjusted, assumed full exercise of the over-allotment option
(in US$)
Indebtedness	[ ]	[ ]	[ ]
	[ ]	[ ]	[ ]
Equity:
Ordinary Shares, 450,000,000 shares authorized, par value US$0.0001 each, 40,000,000 Class A Ordinary Shares issued and outstanding as of August 31, 2025 and 2024; [ ] Class A Ordinary Shares outstanding on an as adjusted basis	[ ]	[ ]	[ ]
Ordinary Shares, 50,000,000 shares authorized, par value US$0.0001 each, 10,000,000 Class B Ordinary Shares issued and outstanding as of August 31, 2025 and 2024; 10,000,000 Class B Ordinary Shares outstanding on an as adjusted basis	[ ]	[ ]	[ ]
Additional paid-in capital	[ ]	[ ]	[ ]
Retained earnings	[ ]	[ ]	[ ]
Accumulated comprehensive income	[ ]	[ ]	[ ]
Total Shareholders’ Equity	[ ]	[ ]	[ ]
Total capitalization	[ ]	[ ]	[ ]

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DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of August 31, 2025 was US$[  ].

After giving effect to the issuance and sale of [  ] Class A Ordinary Shares in this Offering at an assumed initial public Offer Price of US$[  ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of August 31, 2025 would have been US$[  ] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[  ] to existing shareholders and an immediate dilution in net tangible book value of US$[  ] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price	[ ]
Net tangible book value as of August 31, 2025	[ ]
Pro forma net tangible book value after giving effect to this Offering	[ ]
Amount of dilution in net tangible book value to investors in this Offering	[ ]

The following table summarizes, on a pro forma as adjusted basis as of August 31, 2025, the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of US$[  ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Class A Ordinary Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders	[ ]	[ ]	[ ]	[ ]	[ ]
Investors in this Offering	[ ]	[ ]	[ ]	[ ]	[ ]
Total	[ ]	100	[ ]	100	[ ]

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Class A Ordinary Shares and other terms of this Offering determined at pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information, which are included elsewhere in this prospectus. This discussion contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business”, “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a fit-out work provider operating our business in Hong Kong through our indirect wholly-owned Operating Subsidiary, Zensitive Limited (“Zensitive”). We focus on providing comprehensive project management services for fit-out works, catering to both private and public projects. Our projects encompass a wide variety of properties including commercial properties which include financial institutions, offices for different industries, commercial buildings, retailers, restaurants and residential properties in Hong Kong.

We offer end-to-end project management services that span the entire lifecycle of a fit-out project. We specialize in managing a wide range of fit-out work that transforms spaces into functional and visually appealing interiors, tailored to meet the specific needs of our customers.

We have a financial year-end date of August 31. Our revenue increased by approximately HK$47.6 million (US$, 6.1 million or 396.5%, from approximately HK$12.0 million from the year ended August 31, 2024 (“FY2024”) to approximately HK$59.6 million (US$7.6 million) for the year ended August 31, 2025 (“FY2025”). We generated a net income of approximately HK$7.6 million (US$1.0 million) and approximately HK$2.9 million for FY2025 and FY2024, respectively.

Factors Affecting Our Performance

Limited means of obtaining new business

We derive a significant portion of our revenue from the provisioning of project management services to recurrent customers with a preceding business relationship. For the years ended August 31, 2025 and 2024, approximately 77.5% and 60.5%, respectively, of our revenue were derived from recurrent customers who have done business with us in the past two fiscal years. As such, we rely on recurring service requests from existing customers to maintain our business volume and profitability. In the past, many of our customers have made recurring service requests for fit out services for their ultimate customers, as a result, the growth in business from existing business customers has been a primary driver of our revenue growth.

Although as part of its business strategy, Zensitive Limited plans to conduct marketing campaigns to enhance customer awareness thought building up our portfolios. We have not made significant investments in marketing to the general public in the past. As a result, we may not be successful in attracting certain types of new customers and this may affect our growth potential.

Being exposed to liquidity risk and the credit risks of its customers

In general, our credit terms to clients were 0 to 60 days and there is a possibility that customers will delay or even refuse payment of fees, whether because of their own financial situation or other reasons. Under its internal control policy, we regularly review the status of unsettled invoices. If an invoice is unsettled for 60 days from the date of issue, the management will be informed to follow-up such as contact the customer for reminder.  In any event, we are exposed to the credit risk of its customers, which, in turn, causes unpredictability in our cash flows, which translates into liquidity risk to our business.

we conduct assessment before accepting an engagement from a new client and, in general, there is a very low incidence of client default in payment to us. Provision for doubtful debts is made on a case-by-case basis. we also did not experience any difficulty in collecting any trade receivables that would have had a significant adverse impact on the business operations.  If we notice any events or changes in circumstances which indicate that the outstanding balances for any invoice may not be collectible, relevant provisions of impairment of trade receivables will be made. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and the historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that the we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses that may be anticipated on individual exposures, as well as experience with historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Difficulty in retaining and recruiting project managers

Zensitive relies on project managers to complete our projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that Zensitive will be able to retain its existing project manager and recruit additional qualified professionals to support future operations and growth. Any failure to do so may adversely affect the business and future growth. These is a limited pool of project managers with the requisite skills, know-how and experience required for the business. As the quality of the project management and technical know-how are keys to Zensitive’s business, its ability to attract and retain talent are essential components of our overall business strategy. Zensitive may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our operations and growth, which may increase our costs and reduce our profitability. For the two fiscal years ended August 31, 2025 and 2024, the staff costs of directors and employees of Zensitive, including salaries, provident fund contributions and other benefits, were approximately HK$3.5 million (US$444,609) and HK$0.5 million respectively. We cannot be certain that Zensitive will be able to retain the existing designers and other skilled workers   and recruit additional qualified professionals to support future operations and growth. Any failure to do so may adversely affect our business and growth.

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Combined Results of Operation

The following table sets forth a summary of our combined results of operations for the years presented. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	For the year ended August 31
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	12,002,840	59,597,428	7,645,695	47,594,588	396.5%
Cost of revenue	(7,894,178)	(45,234,710)	(5,803,116)	(37,340,532)	473.0%
Gross Profit	4,108,662	14,362,718	1,842,579	10,254,056	249.6%
Operating Expenses
General and Administrative expense	(1,066,371)	(5,384,466)	(690,768)	(4,318,095)	404.9%
Income from operation	3,042,291	8,978,253	1,151,811	5,940,119	195.1%
Other income (expenses)
Other income, net	263,153	102,500	13,149	(160,653)	(61.0%)
Interest expense	(116)	(127,331)	(16,335)	(127,215)	109,432.4%
Total other income (expenses), net	263,037	(24,831)	(3,186)	(287,868)	(109.4%)
Profit before tax	3,305,328	8,953,422	1,148,625	5,648,094	170.9%
Income tax	(378,854)	(1,312,314)	(168,335)	(933,460)	246.4%
Net income	2,926,474	7,641,108	980,270	4,718,105	161.1%

Revenue

Revenue from the fit-out services increased by approximately HK$47.6 million (US$6.1 million), or 396.5%, from approximately HK$12.0 million for FY2024 to HK$59.6 million (US$7.6 million) for FY2025. The increase was mainly due to (i) increase in number of projects in FY2025 as compared to FY2024; and (ii) increase in project size in FY2025.

The following table sets forth the breakdown of our revenue by major revenue type for the years ended August 31, 2025 and 2024, respectively:

	For the year ended August 31
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue
Public sector projects	7,082,734	38,460,313	4,934,035	31,377,579	443.0%
Private sector projects	4,920,106	21,137,115	2,711,660	16,217,009	329.6%
Total Revenue	12,002,840	59,597,428	7,645,695	47,594,588	396.5%

Our revenue from public sector projects was approximately HK$38.5 million (US$4.9 million) for FY2025 as compared to approximately HK$7.1 million for FY2024, representing an increase of approximately HK$31.4 million (US$4.0 million), or approximately 443.0%. The increase in revenue from our public sector projects was mainly due to we obtained and completed a sizeable project which amounted to approximately HK$28.1 million during FY2025 and completed an ongoing project and recognised of approximately HK10.2 million.

Our revenue from private sector projects was approximately HK$21.1 million (US$2.7 million) for FY2025 as compared to approximately HK$4.9 million for FY2024, representing an increase of approximately HK$16.2 (US$2.1 million), or approximately 329.6%. The increase in revenue from private sector projects was mainly attributable to the increase in project size of the projects and the increase in number of our private sector projects increased from 25 for FY2024 to 31 for FY2025.

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Cost of revenue

The following table sets forth the breakdown of our cost of revenue for FY2025 and FY2024:

	For the year ended August 31
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Cost of services
Subcontracting fee	5,810,131	34,989,353	4,488,749	29,179,222	502.2%
Hardware and Supplies	1,428,277	6,506,869	834,760	5,078,592	355.6%
Project Staff Cost	283,650	2,920,850	374,713	2,637,200	929.7%
Others	372,120	817,638	104,894	445,518	119.7%

Total cost of services	7,894,178	45,234,710	5,803,116	37,340,532	473.0%

Our cost of revenue, primarily consist of subcontracting fee, hardware and supplies, project staff costs and others such as insurance, logistics and commission. We incurred cost of revenue of approximately HK$45.2 million (US$5.8 million) for FY2025, as compared to approximately HK$7.9 million for FY2024, representing an increase of approximately HK$37.3 million or approximately 473.0%. The increase was generally in line with the increase in revenue. Our subcontracting fee and hardware and supplies cost in FY2025 increased by approximately 502.2% and 355.6% respectively for FY2025 compared to FY2024, which was mainly due to the increase in number of our projects. Our project staff cost increased approximately 929.7% in FY2025 mainly due to addition staffs employed in FY2025 for project management.

Gross profit

	For the year ended August 31
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Public sector projects
Gross Profit	2,949,299	9,751,610	1,251,024	6,802,311	230.6%
Gross Profit Margin	41.6%	25.4%

Private sector projects
Gross Profit	1,159,363	4,611,108	591,555	3,451,745	297.7%
Gross Profit Margin	23.6%	21.8%

Total
Gross Profit	4,108,662	14,362,718	1,842,579	10,254,056	249.6%
Gross Profit Margin	34.2%	24.1%

Our gross profit from public sector projects was approximately HK$9.7 million (US$1.3 million) for FY2025, as compared to approximately HK$2.9 million for FY2024, represented an increase of approximately HK$6.8 million (US$0.8 million), or approximately 230.6%. Our gross profit margin from public sector projects decreased from approximately 41.6% for FY2024 to approximately 25.4% for FY2025. The increase in gross profit with lower gross profit margin from public sector projects was mainly because we have relatively higher gross profit margin for one of our sizable public sector projects in FY2024. The high gross profit margin for the public sector project in FY2024 was primarily due to it being our first engagement in the public sector. During the initial stages, our management adopted a conservative approach in preparing the quotation. However, the client later revised the construction plan without requesting a corresponding adjustment to our quotation. As a result, the cost savings from these changes contributed directly to our profit.

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Our gross profit from private sector projects was approximately HK$4.6 million (US$0.6 million) for FY2025, as compared to approximately HK$1.2 million for FY2024, represented an increase of approximately HK$3.5 million (US$0.4 million), or 297.7%. Our gross profit margin from private sector projects recorded approximately 21.8% and 23.6% for FY2025 and FY2024, respectively. The increase in gross profit from private sector projects was mainly due to increase in revenue of private sector projects as mentioned above. The decrease in gross profit margin from private sector was mainly due to we engaged a project which additional cost for the project which affected the gross profit margin.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office rental expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. General and administrative expenses increased by approximately HK$4.3 million (US$0.6 million), or approximately 404.9%, for FY2025, compared to FY2024. The increase was mainly due to (i) the increase in branding development expense of approximately HK$0.7 million (US$89,795); (ii) the increase in amortization of right-of-use asset of approximately HK$0.5 million (US$69,759); (iii) the increase in the administrative staff cost of approximately HK$0.2 million (US$30,497) and the increase in provision of credit loss of approximately HK$1.9 million (US$ 243,727).

Other income

Other income mainly included commission income and other miscellaneous income.

Other income mainly represents the commission income received by the Group and other miscellaneous income. We received commission income from the independent third parties by introducing sale to them. It is non-recurring in nature. We did not record any commission income in FY2025 compared to FY2024 which recorded HK$233,000. We recorded total other miscellaneous income of HK$102,500 (US$13,150) during FY2025 mainly included consultancy fee income and gain on disposal of property, plant and equipment.

Finance cost

We obtained a bank borrowing of HK$2.4 million (US$0.3 million) that is five years repayable at 0.43% monthly flat interest rate under the loan agreement with The Standard Chartered Bank (Hong Kong) Limited signed on March 27, 2025. We incurred bank loan interest expense of HK$98,125 (US$12,588) and bank loan guarantee fee of HK$29,206 (US$3,747) during FY2025, as compared to HK$116 of bank overdraft interest expense occurred in FY2024.

Income tax expense

Our company, Zensitive Holding Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, Zensitive (BVI) Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Zensitive Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (USD256,598), and 16.5% on any part of assessable profits over HK$2,000,000 (USD256,598). For the years ended August 31, 2025 and 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of approximately HK$1.3 million (US$168,355) for FY2025, as compared to approximately HK$ 0.4 million for FY2024, representing an increase of approximately HK$0.9 million (US$119,752), or approximately 246.4%, mainly due to the increase in profit before taxation as a result of the increase in revenue and gross profit as discussed above. Our effective tax rate was approximately 14.7% for FY2025 and approximately 11.5% for FY2024.

Net income

As a result of the forgoing, we reported a net income of approximately HK$7.6 million (US$1.0 million) for FY2025, as compared to HK$2.9 million for FY2024, representing an increase of HK$4.7 million (US$0.6 million), or 161.1%. Such increase was mainly attributable to the increase in revenue and gross profit as discussed above.

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Liquidity and Capital Resources

Cash Flows and Working Capital

As of August 31, 2025, we had cash at banks of HK$21,623 (US$2,774) and bank borrowing of HK$2.2 million (US$0.3 million). We believe that our current cash, cash to be generated from our operations, and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to apply the net proceeds from this offering in the manner set out in the section titled “Use of Proceeds”.

As of August 31, 2025, we had an outstanding bank borrowing balance of approximately HK$2.2 million (US$0.3 million) that is five years repayable at 0.43% monthly flat interest rate under the loan agreement with Standard Chartered Bank (Hong Kong) Limited signed on March 27, 2025. All outstanding amounts (including any remaining balance of principal, accrued interest and any other sums) shall be fully repaid on March 27, 2030. The loan was secured by (a) a personal guarantee from our director Mr. Hon Yui Sky CHAN, and (b) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited. The bank borrowing has been drawn down and utilized as working capital for our operation.

Comparison of FY2025 and FY2024

The following table sets forth a summary of our cash flows for the years indicated:

	For the year ended August 31
	2024	2025	2025
	HK$	HK$	US$
Net cash generated from operating activities	1,463,640	6,089,440	781,208
Net cash used in investing activities	—	(271,277)	(34,802)
Net cash used in financing activities	(1,251,629)	(6,114,234)	(784,389)
Net increase (decrease) in cash	212,011	(296,071)	(37,983)
Cash, beginning of year	105,683	317,694	40,757
Cash, end of year	317,694	21,623	2,774

Operating activities

Net cash generated from operating activities amounted to approximately HK$6.0 million (US$781,208) for FY2025, mainly derived from (i) net income of approximately HK$7.6 million (US$980,270) for FY2025; (ii) impairment loss of accounts receivables of HK$1.9 million (US$239,584), which is not as cash flow item; netted of changes in operating assets and liabilities of approximately HK$3.9 million (US$495,543). Changes in operating assets and liabilities mainly included (i) a decrease in accounts payable of approximately HK$9.0 million (US$1.2 million); (ii) an increase in amounts due from a director of approximately HK$2.1 million (US$270,931)  and (iii) an increase in income tax payable of approximately HK$1.6 million (US$206,895 million); netted of (i) an increase in accounts receivables of approximately HK$13.8 million (US$1.8 million); (ii) an increase in contract asset of approximately HK$2.4 million (US$313,255).

Net cash generated from operating activities amounted to approximately HK1.4 million for FY2024, mainly derived from (i) net income of approximately HK$2.9 million for FY2024; netted of (ii) changes in operating assets and liabilities of approximately HK$1.7 million. Changes in operating assets and liabilities mainly included (i) an increase in account receivable approximately HK$4.6 million; and (ii) an increase in deposits, prepayments and other receivables of approximately HK$0.5 million; netted of (i) an increase in accounts payable of approximately HK$2.3 million.

Investing activities

Net cash used in investing activities amounted to approximately HK$0.3 million (US$34,802) for FY2025, which represented the acquisition of property and equipment of approximately HK$0.3 million (US$34,802).

There was no cash flow from investing activities for FY2024.

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Financing activities

Net cash used in financing activities amounted to approximately HK$6.1 million (US$784,389) for FY2025, which mainly represented (i) increase in new bank borrowing raised of HK$2.4 million (US$307,894); (ii) a decrease in advance from a director of approximately HK$1.5 million (US$190,198) and offset by (i) an increase in advance to a director of approximately HK$8.6 million (US$1.1 million); and (ii) an increased in deferred offering cost of approximately HK$1.2 million (US$160,105).

Net cash used in financing activities amounted to approximately HK$1.2 million for FY2024, which mainly represented advance from a director of approximately HK$0.4 million; and offset by advance to a director of approximately HK$1.6 million.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The following table summarizes our contractual obligations as of the dates indicated:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3 – 5 years	More than 5 years
	HK$	HK$	HK$	HK$	HK$
Bank borrowings	2,246,525	402,854	1,500,906	342,765	—
Future lease payments (1)	1,015,376	475,416	539,960	—	—

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank borrowings	288,205	51,682	192,549	43,974	—
Future lease payments (1)	130,262	60,991	69,271	—	—

(1)	We lease our office which is classified as operating lease in accordance with Topic 842. As of August 31, 2025, our future lease payments totaled US$130,262.

Off-balance sheet arrangements

We did not have during the years presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

Inflation does not materially affect the business or the results of operations of our principal operating subsidiary.

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Capital Expenditures

We purchased HK$29,399 of property and equipment during FY2024, mainly for use in our operations. We purchased HK$325,031 (US$41,698) of property and equipment, mainly for use in our operations during FY2025.

Subsequent to August 31, 2025 and as of the date of this prospectus, we did not purchase any material property and equipment for operational use. We do not have any other material commitments to capital expenditures as of August 31, 2025 or as of the date of this prospectus.

Related party balances and transactions

The following is a list of related party which the Company has transactions with:

(a)	Mr. Hon Yui Sky CHAN, a director of the Company.

	For the years ended August 31
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Due from a related party
Mr. Hon Yui Sky CHAN(1)	441,016	876,703	5,881,329	754,510

(1)	The balance as of August 31, 2025, 2024 and 2023 represented the receivables regarding the payment advance to Mr. Hon Yui Sky CHAN. These amounts were unsecured, interest-free and repayable on demand. The balances have been fully repaid on November 28, 2025.

Policies and Procedures for Related Party Transactions

Our Board of Directors will establish an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the combined financial statements, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although the Company have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. The Company has experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

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OUR CORPORATE STRUCTURE AND HISTORY

Corporate Structure

Information on our Company and subsidiaries is as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Zensitive Holding Limited	October 29, 2025	Cayman Islands	Parent	Holding company
Zensitive (BVI) Limited	November 25, 2025	British Virgin Islands	100%	Intermediate holding company
Zensitive Limited	February 14, 2022	Hong Kong	100%	Fit-out work provider

Our Company is a holding company with no operations of its own. We conduct our operations through our wholly-owned Operating Subsidiary. This is an offering of the Class A Ordinary Shares of our Company, a Cayman Islands exempted company with limited liability, instead of the shares in our primary subsidiaries.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Our Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands on October 29, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Zensitive Limited.

Zensitive Limited was incorporated in Hong Kong on February 14, 2022. Mr. Hon Yui Sky CHAN has been the sole shareholder and director of Zensitive Limited since its incorporation.

Zensitive (BVI) Limited was incorporated on November 25, 2025 under the laws of the British Virgin Islands, as an intermediate holding company.

On December 19, 2025, Zensitive (BVI) Limited acquired the entire 10,000 shares of Zensitive Limited from Mr. Hon Yui Sky CHAN. In consideration of the acquisition, our Company allotted and issued 40,000,000 Class A Ordinary Shares, US$0.0001 par value each, and 9,999,999 Class B Ordinary Shares, US$0.0001 par value each, to Gnirob Limited, upon the direction of Mr. Hon Yui Sky CHAN and with the consent of our Company and Zensitive (BVI) Limited (the “Share Swap”). Immediately after the Share Swap, Zensitive Limited became wholly-owned by Zensitive (BVI) Limited.

On December 19, 2025, Gnirob Limited and The Alsar Limited entered into an instrument of transfer pursuant to which Gnirob Limited (as vendor) agreed to sell, and The Alsar Limited (as purchaser), which is wholly-owned by Mr. Hui Lun CHOW, agreed to purchase 11,3000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares for the consideration of HK$1, which constituted a gift to Mr. Hui Lun CHOW for his contribution to Zensitive Limited.

On December 19, 2025, Gnirob Limited and Solar Trinity Corporation entered into an instrument of transfer pursuant to which Gnirob Limited (as vendor) agreed to sell, and Solar Trinity Corporation (as purchaser), which is wholly-owned by Dr. Wai Yeung KWONG, agreed to purchase 1,800,000 Class A Ordinary Shares for the consideration of HK$1, which constituted a gift to Dr. Wai Yeung KWONG as a strategic partner of Zensitive Limited.

As a result, Gnirob Limited, The Alsar Limited and Solar Trinity Corporation holds 26,900,000, 11,300,000 and 1,800,000 Class A Ordinary Shares, US$0.0001 par value each, representing 67.25%, 28.25% and 4.5% of the issued outstanding Class A Ordinary Shares of our Company. Gnirob Limited and The Alsar Limited holds 7,000,000 and 3,000,000 Class B Ordinary Shares, US$0.0001 par value each, representing 70% and 30% of the issued outstanding Class B Ordinary Shares of our Company.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

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INDUSTRY OVERVIEW

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications and other publications by reputed and independent third parties. We believe that the sources of such information and statistics are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

MACROECONOMIC ENVIRONMENT IN HONG KONG

According to the Census and Statistics Department of the Hong Kong Government, Hong Kong’s nominal GDP grew from HK$2,675.8 billion in 2020 to HK$3,175.1 billion in 2024. This economic growth was primarily driven by the government’s effective measures to control recurring COVID-19 outbreaks starting in 2020 which there was a 2.1% decline in nominal GDP occurred in 2022 due to a severe COVID-19 caused significantly impacted economic activity and sentiment in Hong Kong1.

Hong Kong authorities are expected to prioritize consistent and stable macroeconomic policies to ensure sustained economic stability. According to projections by the International Monetary Fund (IMF), Hong Kong’s nominal GDP is forecasted to increase from US$428.2 billion in 2025 to US$511.8 billion in 2029, with a compound annual growth rate of 4.6%.2

OVERVIEW OF FIT-OUT MARKET IN HONG KONG

Hong Kong’s fit-out sector benefits from an unprecedented level of infrastructure investment, with annual capital works expenditure set to exceed HK$100 billion and projected construction output reaching HK$300 billion in coming years.3 These milestones, underpinned by landmark projects like the Northern Metropolis, Kau Yi Chau Artificial Islands, and Airport City, reinforce robust market demand for integrated, sustainable, and technologically advanced interiors in both public and private spaces.

Definition of Fit-out Market

The fit-out market encompasses services aimed at enhancing the functionality and aesthetics of building interiors. Fit-out services implement these objectives through construction activities including site preparation, partitioning, installation of mechanical and electrical systems, plumbing, and bespoke carpentry. Types of works of a fitting-out project generally include stone works, carpentry and joinery works, floor carpeting, decorative lighting suspended ceilings, plastering works, steel and metal works, installation of sanitary fittings and wares, fittings, fixture and equipment, glazing works, painting works, wall papering, as well as other associated works. A fitting-out project generally involves shop drawing, procurement of materials, execution of fitting-out works, site supervision, management of subcontractors and overall project management.

Segmentation and Life Cycles

The fit-out market is categorized into residential and commercial sectors based on building use.4 Residential interiors include homes, service apartments, and village houses, typically renovated every 10 to 20 years to reflect evolving lifestyles and technological advancements. Commercial interiors such as shops, malls, offices, hotels, and cultural or recreational facilities undergo renovation more frequently, every 5 to 10 years, to attract tenants, maintain branding consistency, and upgrade facilities. This differentiation in renovation frequency aligns with the different usage patterns and market demands of residential versus commercial properties in Hong Kong.

Value Chain of Interior Design and Fit-out Market

The value chain of fitting-out market consists of upstream, midstream and downstream participants. Fitting-out contractors source the raw materials and other ancillary building products from suppliers and manufacturers. Interior designers may also be involved if the fitting-out contractor does not have the inhouse interior design capability. In the midstream, fitting-out main contractors are the dominating player while there are large numbers of subcontractors. The fitting-out works are generally initiated by the downstream end users, including, owners or tenants of premises, professional consultant, such as architectures and designers, and construction contractors.

Market Drivers

Rising Income and Lifestyle Upgrades

According to the Census and Statistics Department, Hong Kong’s gross national income (GNI) per capita grew continuously from approximately HK$398,000 in 2019 to approximately HK$464,000 in 20245. This continuous increase in purchasing power supports strong consumer demand for enhanced living standards, driving higher spending on interior design and fit-out as residents and businesses pursue upgraded environments

1 Census and Statistics Department: Gross Domestic Product (GDP) at current prices

https://www.censtatd.gov.hk/en/web_table.html?id=310-34102#

2IMF: GDP, current prices

https://www.imf.org/external/datamapper/NGDPD@WEO/HKG?zoom=HKG&highlight=HKG

3 Building for the future, BrandHK Management Unit

https://www.brandhk.gov.hk/docs/default-source/factsheets-library/hong-kong-themes/2025-03-04/building-for-the-future_en_20250225.pdf

4Interior Design Market Size, Share & Industry Analysis, By Product (Furniture, Furnishing, Lighting, and Flooring), By Type (New Construction and Remodeling), By End-user (Residential, Commercial, and Hospitality), and Regional Forecast till 2032

https://www.fortunebusinessinsights.com/interior-design-market-112750

5Table 310-36201 : Gross National Income (GNI), real Gross National Income (RGNI), per capita GNI and per capita RGNI

https://www.censtatd.gov.hk/en/web_table.html?id=310-36201

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Growing demand from the commercial and retail sector

Continued infrastructure developments and improved accessibility in areas like Kowloon East and Island East sustain rapid expansion and modernization of office and commercial spaces. Projects such as large shopping malls—including the Lohas in Tseung Kwan O—undergoing fit-out upgrades exemplify demand for revitalized, aesthetically pleasing, and functional work and retail settings.

Urban Renewal & Policy Leadership

Major city initiatives such as the Northern Metropolis, Airport City, new CBDs, and the West Kowloon Cultural District widen the scope and complexity of interior design needs. These large-scale projects support a steady pipeline of commercial and community spaces requiring professional fit-out and design solutions.

Sustained Supply of Residential Buildings

In line with the Long-Term Housing Strategy, the government aims for a projected supply of 294,000 public housing units and 126,000 private housing units over the next decade.6 The continued handover of new residential projects, including those from major redevelopment and new-town initiatives, underpins ongoing demand for interior fit-out and design services across various market segments.

Major Market Trends

Green Interior Design and Fit-out

Incorporating environmental-friendly practices into building development is trending in Hong Kong. Driven by environmental regulations like the Building (Energy Efficiency) Regulation and growing climate concerns, green building practices have become standard. Interest in energy-saving materials and sustainable designs is rising among developers and owners, expanding the green interior design and fit-out segment.

Market Integration

To mitigate quality inconsistencies arising from design and fit-out being handled separately and along with increasing complexity of the projects, many fitting-out service providers provide vertically integrated services to fulfil the rising client’s expectation. This integration enhances consistency, profitability, and customer satisfaction, and is a rising trend in Hong Kong’s competitive market.

Smart Home Technologies

The adoption of smart technologies in homes and workplaces intensifies demand for sophisticated interior design and fit-out services capable of seamlessly integrating smart systems with functional aesthetics. This segment is expected to grow significantly as smart home penetration widens.

Subcontracting and In-house Teams

Labor-intensive projects are best executed with robust in-house teams capable of handling complex, large-scale layouts. More companies are integrating their fit-out services to ensure quality control, reliability, and rapid compliance with new standards, especially for green and smart projects tied to government infrastructure.

Competitive Landscape

The fit-out market in Hong Kong is highly fragmented with more than a thousand active firms. Market shares remain diluted with no dominant players identified. Competitive advantage hinges on reputation, ability to meet specific requirements and sound industry expertise, integrated offerings, partnerships, smart and green capabilities, and proven ability to deliver in high-complexity environments tied to major infrastructure projects.

6 Government releases Long Term Housing Strategy Annual Progress Report 2025 https://www.info.gov.hk/gia/general/202509/30/P2025092900279.htm

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Competitive Focus

Capability to Offer Integrated Interior Design and Fit-out Solutions

Successful service providers undertake projects comprehensively, covering space planning, multiple design drafts, and sourcing of materials. They offer tailor-made appliances and furniture and execute fit-out works conforming to fire safety, structural, ventilation, and electrical codes. Emphasizing one-stop services streamlines coordination and project delivery. Additional value-added services, such as consultation and budget planning, further enrich client experience and project outcomes.

Joint Effort Between Direct Labor, Subcontractors, and Other Market Players

Effective division of labor and resource management are vital. Many contractors collaborate with registered, qualified subcontractors to leverage specialized skills and competitive advantages. Maintaining in-house labor teams allows for consistent quality and stable workforce deployment on large-scale projects. Market consolidation and strategic partnerships enable firms to scale operations and broaden their clientele, enhancing competitiveness.

Major Entry Barriers

Established Customer Relationships and Brand Reputation

Corporate and individual clients tend to prefer established fit-out firms with strong track records and proven capabilities, making customer referrals common. This entrenched loyalty forms a significant barrier for new entrants, who must compete against established reputations and client bases.

Limited Skilled Workforce and Qualified Suppliers

The industry faces challenges due to an aging skilled workforce and a limited pool of experienced designers, subcontractors, and suppliers. Long-standing partnerships between main contractors and suppliers make sourcing talent and materials difficult for new entrants, especially with rising demand for green and technologically advanced projects.

Initial Capital Requirements

It is essential for fitting-out contractors to have a substantial initial capital for operational needs. Such capital is critical for prepayments and deposits for subcontractors, suppliers and manufacturers. Failure to make timely payments may delay project schedules and affect the contractor’s credibility. New entrants without sufficient cash flow may therefore encounter difficulties in sustaining in such industry.

Key Success Factors

Established Business Relationships

Strong and enduring relationships with key clients are a cornerstone of success in the fit-out sector. These relationships underpin client satisfaction and often lead to repeat business and referrals, enhancing market reputation. Equally critical is sustaining close partnerships with qualified and reliable subcontractors, as these collaborations ensure the smooth and timely delivery of fit-out projects while maintaining high quality standards.

Quality of Service

Delivering consistently high-quality fit-out works is vital for standing out in a competitive market. Quality influences not only the visual and functional appeal of premises but also their durability and long-term maintenance costs. Providers who excel in value-added consulting, frequent project progress communication, and meeting or exceeding scheduled completion timelines are more favored by discerning customers including property developers and owners.

Market Know-how and Expertise

Extensive industry experience and deep knowledge of design and construction processes are critical for leading firms. The ability to accurately interpret client concepts and translate them into innovative, tailor-made design solutions distinguishes market leaders. A proven track record of successfully completing diverse projects meeting complex client requirements further reinforces a firm’s competitive advantage and credibility.

Major Future Opportunities and Challenges

Marketing Innovation and Digitalization

The rise of e-commerce and digital platforms offers new avenues for business development. Market players can showcase services via websites, online media, and social media, while digital tools strengthen client relationships. Cutting-edge display technologies like virtual and augmented reality enable interactive design presentations.

Sustainability Integration

Growing emphasis on green building certifications such as Leadership in Energy and Environmental Design (LEED) and The Hong Kong Building Environmental Assessment Method (HK-BEAM) raises standards for design and materials usage. Providers applying sustainable materials and eco-friendly practices enhance their competitive edge and access premium government projects.

Rising Operational Costs

Statutory wage increases and proposed standard working hours increase financial pressures, especially on tight projects requiring overtime. Capacity constraints lead firms to outsource services like R&D, shifting extra costs to clients.

Regulatory Environment

The current lack of mandatory licensing for interior design and limited requirements for fit-out services causes quality variability. This fragmented regulatory landscape intensifies competition and poses challenges for market newcomers

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BUSINESS

Overview

Our Company is an exempted company with limited liability incorporated under the laws of Cayman Islands on October 29, 2025, as a holding company. We are a fit-out work provider operating our business in Hong Kong through our indirect wholly-owned Operating Subsidiary, Zensitive Limited. We focus on providing comprehensive project management services for fit-out works, catering to both private and public projects. Our projects encompass a wide variety of properties including commercial properties which include financial institutions, offices for different industries, commercial buildings,  retailers, restaurants and residential properties in Hong Kong.

We offer end-to-end project management services that span the entire lifecycle of a fit-out project. We specialize in managing a wide range of fit-out work that transforms spaces into functional and visually appealing interiors, tailored to meet the specific needs of our customers. We have achieved sustained growth in our business. For the fiscal years ended August 31, 2025 and 2024, our total revenue derived from our services was approximately HK$59.6 million (US$7.6 million) and HK$12.0 million (US$1.5 million), respectively.

Our Vision and Mission

Our vision is to become the industry leader in the field of fit-out work, setting the benchmark for excellence in providing innovative and practical solutions for our customers. We are committed to building a platform that prioritizes our customers’ needs, ensuring their satisfaction through premium services that combine quality and affordability. At the same time, we strive to create an empowering work environment that fosters our employees’ abilities, promotes professional growth, and provides a sense of job satisfaction.

Our Services

Our services begin with initial planning and design coordination, followed by the supervision of installation, and extend to post-completion maintenance and defect rectifications.

The scope of the fit-out work we supervise is diverse and includes the installation and integration of essential systems and aesthetic elements. Before commencing fit-out work, we typically coordinate the preparation of the site, which may involve demolition and site protection tasks. The fit-out services we manage include works related to heating, ventilation, and air conditioning (HVAC) systems; fire protection systems; electrical installations; and plumbing systems. We also oversee tasks such as painting, the construction of partition walls, and the installation of wall and floor finishes, including wallpaper, plywood flooring, carpet tiles, marble tiles, and mirror panels. Additionally, we manage the installation of decorative fittings such as curtains and light fixtures, as well as furniture and fixtures like cabinets, wardrobes, kitchen counters, sinks, bathtubs, and desks. Electrical and wiring work, including switches, power outlets, telephone wiring, and computer outlet covers, is also a key part of our project management service offering.

Our primary role in fit-out projects is principally overall project management and supervision, which involves quality control, cost management, and on-site supervision to ensure that all projects are delivered on time, within budget, and to the quality standards. The fit-out work is generally outsourced to approved subcontractors, which we generally select from our own list of approved subcontractors. We carefully select these subcontractors based on their qualifications, experience, and proven track record to ensure that the required standards are met. Our project managers observe the progress of their responsible projects and closely supervise the work of subcontractors through regular on-site visits and quality inspections.

Since the inception of our Operating Subsidiary in February 2022, we have achieved key milestones that highlight our steady growth in the fit-out industry. By September 2022, we expanded our portfolio by successfully completing an office and retail project at a renowned commercial landmark, with a contract value of approximately HK$3.0 million (equivalent to approximately US$0.38 million). In 2024, we continued to grow by taking on larger and more challenging projects. In May 2024, we were awarded a significant project at a Hong Kong top financial institution, valued at approximately HK$4.8 million (equivalent to approximately US$0.64 million). In July 2024, we secured a large-scale project for a Hong Kong top financial institution, with a contract value of approximately HK$12.0 million (equivalent to approximately US$1.5 million). Our progress culminated in October 2024, when we were awarded a landmark financial project with variation order valued at approximately HK$28.1 million (equivalent to approximately US$3.6 million), marking a significant step in our journey. These milestones represent our ongoing commitment to delivering quality fit-out solutions and our ability to meet the evolving needs of our clients as we continue to grow.

Over the years, we have successfully completed a range of fit-out projects across various sectors, including financial institutions, office, commercial buildings, retailers, and residential properties. These projects showcase our ability to deliver high-quality solutions that address the unique requirements of our customers.

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Operation Workflow

The following table summarizes the principal steps of the operational flow when undertaking fit-out projects:

Project Initiation	●	Project identification
	●	Understanding objectives and requirements
	●	Setting work schedule
	●	Executing quotation
	●	Issuing invoice for first milestone payment

Fit-out	●	Formation of project management team
	●	Engaging subcontractors and if required, procurement of fit out materials
	●	Monitoring the implementations of fit out works
	●	Variation orders or minor modification works to be undertaken (if any)
	●	Monitoring delivery and installation

Completion and Aftersales Service	●	Customer inspection
	●	Project completion
	●	Issuing final invoice
	●	Monitoring subcontractors on repairs and maintenance during defect liability period

Project Initiation

Project identification and proposal preparation

Our projects are mainly secured through referrals from previous or existing customers and business partners. Our customers include both corporations and individuals which generally request us to submit quotations.

Before we proceed with a project, we liaise with customers to understand their objectives and requirements in order to determine the scope of our services, set out a work schedule, provide an estimated budget, and make a preliminary assessment to decide on the feasibility of a potential project by considering, among others, our then available internal resources, the nature, requirements, complexity and time frame of the project.

If the project is deemed feasible after our initial assessment, we procced with the proposal preparation phase. This process involves conducting site inspection to gather necessary information, obtaining preliminary quotations and selecting subcontractors and material suppliers, and estimating the project cost. A technical proposal is also prepared during this stage, detailing key considerations such as program timelines, safety protocols, and risk management strategies. As part of the process, we conduct customer background checks during the process. The proposals and cost estimates are then reviewed and approved by the management before being submitted to potential customers for consideration. The fee proposal is typically determined using a cost-plus model, with a markup that reflects the project’s complexity. Factors such as delivery timelines, site conditions, and operational limitations are considered.

We generally consider a project to have commenced when the signed quotation is received from, the customer. We generally request an initial payment ranging from 30% to 50% of the total contract sum depending on the size and scope of the project, upon acceptance of our quotation (as the case may be).   According to the agreed terms and upon receipt of the initial payment, we then proceed to the fit-out phase.

Fit-out

We generally outsource all fit-out works to internally-approved subcontractors and we are responsible for the overall project management and inspections of the fit-out works carried out by our subcontractors. To ensure service quality, our project management team will oversee the project and coordinate with subcontractors, materials suppliers and other parties involved in the project during this process. Our subcontractors generally perform a wide array of fit out works under our supervision, such as air-conditioning, electrical and mechanical works, plastering works, lighting works, stone and marble works, production and installation of furniture, partitioning works, ceiling works, glassware works, plumbing and drainage installation works, steel works, waste disposal works, masonry works, wood works and painting works, as well as other associated works. Our project management team will visit the work sites generally on a weekly basis to carry out on-going monitoring of the status and progress of the project.

Our management team usually has regular progress meetings with our project management team to keep abreast of the status of each project and to identify and resolve any issues which may arise. If there are any defects in the work during the handover or after completion of the project, we will request our subcontractors to rectify the defects.

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A fit out work generally takes up to six months. Depending on the scale of a project, we may issue invoices for interim payments to customers based on the payment terms in the fee quotation. During the course of a project, customers may request changes or alteration in the fit out specifications or materials to be used for the fit out works. In such cases and where additional costs for our services or goods have not been previously agreed upon, we generally issue variation orders or additional fee quotations to reflect such changes and their associated costs. For the fiscal years ended August 31, 2025 and 2024, and as of the date of this prospectus, we had no material disputes with any of the customers relating to variation orders or additional quotations for changes in the scope of services for any project.

Completion and Aftersales Services

Once the agreed upon works are completed for fit out projects, we conduct inspections with our customers at the project premises with an aim to identify any defects prior to customer handover. Under our existing internal control policy, customers are requested to sign a handover letter to confirm the completion of the project. We issue invoices for final payments with reference to the actual completion date of the project, according to the terms of the quotation. If retention monies are required as a security deposit, the retention monies will generally be released after the end date of the “defects liability period”. A project is considered to be completed when our works have been completed in accordance with our contract at which (i) a final invoice would be issued by us; and (ii) remaining revenue of the project would be fully recognized at the same time.

Once a project is completed, we seek feedback from the customer in order to help us gauge the customer’s satisfaction and determine whether any rectification work may be required following completion. We normally offer customers a complimentary three to twenty-four months defects liability period to rectify defects, if any. In some fit out projects where a defects liability period is expressly provided in the contract or quotation, retention monies may be required and will be settled upon conclusion of such defects liability period. Upon request by customers, we may engage subcontractors to provide repair and maintenance services. For fiscal years ended August 31, 2025 and 2024, we have not received any material defect claim from our customers.

Key Projects

The following table highlights some of the key projects completed by us for the fiscal years ended August 31, 2025 and 2024:

Site background	Project summary	Contract sum
Hong Kong top financial institution	Project management in relation to (i) fit-out works; (ii) mechanical, engineering and plumbing works; and (iii) audio visual system and furniture.	Approximately HK$5.0 million (equivalent to approximately US$0.64 million)

Hong Kong top financial institution	Project management in relation to fit-out works for office, canteen and washrooms.	Approximately HK$12.0 million (equivalent to approximately US$1.5 million)

Hong Kong top financial institution	Project management in relation to (i) fit-out works; (ii) mechanical, engineering and plumbing works; and (iii) audio visual system and furniture.	Approximately HK$28.1 million (equivalent to approximately US$3.6 million)

Global luxury brand	Project management in relation to fit-out works for office	Approximately HK$0.9 million (equivalent to approximately US$0.12 million)

Global electric automotive and clean energy conglomerate	Project management in relation to fit-out works for Hong Kong Shop	Approximately HK$0.9 million (equivalent to approximately US$0.33 million)

Pricing Strategy

Accurately estimating the cost of a project is essential to our overall profitability. Our price quotation is generally using a cost-plus model determined by adding certain mark-ups over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the complexity the project; (iii) the completion time requested by our customers; (iv) site conditions; (v) operational limitations and (vi) the availability of human and financial resources.

Sales and Marketing

Our founder, Mr. Hon Yui Sky CHAN and our senior project manager Mr. Ka Ching LEE, are currently responsible for sales and marketing. They are mainly responsible for identifying potential business opportunities, customer relationship management, collecting latest market intelligence and industry information, assisting in the quotation process, providing customer services, and participating in the formulation of our business development plan and sales targets.

Our projects generally originate from their networks, referrals from existing customers and direct invitations by customers leveraging our market reputation and previous business relationships.

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Customers

We generally receive invitations from customers to submit quotations for potential fit-out projects. Our customers are mainly site owners, main contractors or subcontractors of the relevant projects. For the fiscal year ended August 31, 2025, one customer, Customer A, accounted for approximately 77.5% of our total revenue. For the fiscal year ended August 31, 2024, three customers, Customer A, Customer B and Customer C, accounted for approximately 60.5%, 20.5%, and 10.6% of our total revenue.

We generally enter into quotations with our customers. Although the terms may vary, the material terms that are generally contained are set out below:

Scope of works	A summary of the scope of works to be performed is set out.

Payment terms	Details of the milestone payments including the percentage of contract sum to be retained as retention money during the defects liability period.

Construction period	Construction period during which the scope of works are to be carried out.

Suppliers

Our major suppliers for the fiscal years ended August 31, 2025 and 2024 consist of subcontractors and material suppliers. We engage subcontractors from time to time for the provision of fit-out works.

We will generally select subcontractors and material suppliers from our list of internally approved suppliers based on their relevant experience as well as their availability and expected fees. For subcontractors, we review our subcontractor list periodically, based on factors such as their track records, staff and other available resources, technical capability, sufficiency of equipment and past performance. For material suppliers, we periodically review our approved list and assess their reliability, quality of materials provided, pricing, and ability to meet delivery schedules. We would also verify that our subcontractors and material suppliers have obtained relevant licenses, permits or approvals for carrying out the works and have sufficient insurance for their workers or supplying materials. We perform regular visits to the worksites to supervise the work performed by our subcontractors and assess their performance, including reviewing whether the work is being done properly and according to schedule, permitting significant control and oversight over subcontractors. For material suppliers, we conduct quality checks on the materials delivered to ensure they meet the agreed specifications and standards.

For the fiscal years ended August 31, 2025 and 2024, we only entered into quotations with subcontractors on a case-by-case basis. Our key terms agreed with subcontractors generally include the scope of services and fees payable. We will receive invoices after our subcontractors have carried out the fit out works in the project. We had the following suppliers (subcontractors) that accounted for more than 10% of our cost of revenues:

	For the fiscal year ended August 31,
	2024		2025
	Amount (HK$)%		Amount (HK$)%		Amount (US$)%
Major suppliers (subcontractors) representing more than 10% of the Company’s cost of sale
Supplier A	4,772,531	60.5	14,277,990	31.6	1,831,709	31.6
Supplier B	*	*	5,743,250	12.7	736,796	12.7
Total	4,772,531	60.5	20,021,240	44.3	2,568,505	44.3

* Comprised less than 10% of total cost of revenue for the respective period

Quality Control

We believe that our success is attributable to our ability to consistently deliver quality works to our customers. Our project managers of each project are responsible for overseeing and the supervision of the quality of works. We have in place quality control and monitoring procedures and undertake quality management at various stages of our work process, from project planning, selection of subcontractor and material suppliers, procurement of materials, project implementation to completion of projects. This helps to ensure that the quality of our works adheres to contractual requirements and specifications and meets the expectation of our customers.

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Our major quality control measures and procedures include the following:

●	Sufficient planning prior to project implementation: Prior to the project implementation stage, the project management team will formulate an implementation plan, which will specify the quality standards and requirements to which our works shall adhere. The implementation plan will also set out the methods and procedures in order to ensure that the works completed will be of satisfactory quality and meet the contractual requirements and specifications of our customers.

●	Prudent selection of subcontractors: We maintain a list of approved subcontractors and we only engage subcontractors which have been approved by us. The subcontractors are selected based on certain criteria and we review their performance based on our interactions with them.

●	Prudent selection of material suppliers: We maintain a list of approved material suppliers and, unless otherwise requested by our customers, we procure materials from material suppliers which have been approved by us. Our suppliers are selected based on certain criteria and we review their performance based on our interactions with them.

●	Close supervision during project implementation: During the project implementation stage, the project management team will closely monitor the implementation and progress of the project on a checkpoint-by-checkpoint basis to ensure timely and satisfactory completion. The project management team will also oversee the quality control of the project. Our customers take active roles and also monitor the progress of our projects. In addition, the designated project supervision unit (if any) and third-party inspection agency (if any) will perform regular quality inspections on the works carried out by our subcontractors to ensure that such works comply with the contractual requirements and technical specifications.

●	Upon completion of projects: After we complete our projects but before our customers accept the finished project, we will internally conduct quality and safety inspections to ensure that all works meet our customers’ requirements and contractual specifications.

●	In line with global standards: We have integrated ISO 9001 (Quality Management System), ISO 14001 (Environmental Management System), and ISO 45001 (Occupational Health and Safety Management System) into our operations. These certifications ensure that our projects meet rigorous quality requirements, minimize environmental impact, and prioritize the health and safety of all stakeholders.

During the fiscal years ended August 31, 2025 and 2024, we did not receive any material complaint relating to the quality of our works from our customers.

Competition

The fit-out market in Hong Kong is highly fragmented with more than a thousand active firms. Market shares remain diluted with no dominant players identified. Competitive advantage hinges on reputation, ability to meet specific requirements and sound industry expertise, integrated offerings, partnerships, smart and green capabilities, and proven ability to deliver in high-complexity environments tied to major infrastructure projects.

Seasonality

We do not experience any seasonality in our business.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

We are led by a dedicated management team with extensive industry experience and have a strong and experienced team.

We believe that our management team’s extensive industry experience and knowledge will enable us not only to formulate competitive quotation but also to manage and implement our projects effectively and to control the costs of our projects. Our management team’s industry insight and strategic vision also allows us to develop sustainable business strategies and seize market opportunities, thereby strengthening our presence in the fit out services market in Hong Kong.

Our founder, Director, Chairman and Chief Executive Officer Mr. Hon Yui Sky CHAN is responsible for the financials and strategic planning of the Company. From 2020 to 2022, our Director, Project Director Mr. Hui Lun CHOW and Senior Project Manager Mr. Ka Ching LEE are responsible for the Company operations and in charge of the design and management of our key projects.

Mr. Hon Yui Sky CHAN has over 5 years of experience in construction. Mr. Chan also worked as a sales manager of a contracting company, Tobuan Cons Limited, which provides one-stop space management service that includes project management, designing, manufacturing, installation and maintenance of space related projects.

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Mr. Hui Lun CHOW has over 9 years of experience in interior design and construction project management. He holds a Bachelor of Arts degree in Interior Design and is a certified interior designer with a strong focus on creating innovative and functional spaces. Throughout his career, Mr. Chow has played a key role in the design and execution of various projects, combining creativity with practical solutions to meet client needs and project objectives.

Mr. Ka Ching LEE brings over 14 years of extensive experience in the construction industry, with a specialization in project direction and management. He holds a Bachelor of Science degree in Construction Project Management and is a Chartered Member of The Chartered Institute of Building (CIOB). Additionally, he is a Registered Lead Auditor with the International Register of Certificated Auditors (IRCA). Mr. Lee has held various key roles, including engineer, foreman, draftsman, and site coordinator, gaining a comprehensive understanding of construction operations. He is highly skilled in managing and directing teams, structuring company operations, tender bidding, cost and time management, quality control, quantity measurement, site supervision, and handling variation orders.

As of the date of this prospectus, we have three project managers and two site managers with a range of 5 to over 10 years of experience in the fit out services industry and we have a total of seven employees excluding our management members. Our team is capable of handling various categories of projects while delivering quality fit-out works in accordance with our standards and specifications. With a compact team and few layers of management, our internal communication is direct and we are able to pivot quickly when adapting to new trends and challenges and provide more dedicated attention to our customers, thereby creating a strong sense of responsibility and engagement, strengthening relationships and increasing customer satisfaction. Our compact team also allows us to reduce unnecessary overhead expenses and increase our profitability while still allowing for specialized expertise. Where necessary, we our compact team provides growth potential for us to increase our operating scale in response to customer demands and market trends.

We offer quality services through the adoption of well-established quality control system.

We believe our quality control system has significantly contributed to our strong reputation and positive reception among our customers. An organized and systematic approach is essential for the consistent delivery of quality fit-out works. To achieve this, we have developed in-house references and guidelines specifically tailored for fit-out project management. These guidelines include detailed procedures for managing workflows, safety protocols, material specifications, and quality benchmarks. We also stay updated on the latest industry practices, materials, and techniques to ensure our projects reflect modern standards and efficiency.

In addition, we have implemented a set of internal standards and specifications to govern the deliverables of our fit-out projects. These standards outline detailed requirements for construction drawings, work schedules, material samples, inspection processes, and reporting procedures. They provide clear instructions on quality expectations and the level of detail required in project documentation to ensure consistency across all projects.

To oversee the implementation of these standards, we have adopted a robust internal control system. Our project director and project managers are responsible for supervising each project team, managing workload distribution, cost estimation, contractual matters, and maintaining strong customer relationships. This system allows our project management team to focus on delivering high-quality fit-out works efficiently and effectively, ensuring customer satisfaction and the successful completion of every project.

To ensure our operations meet global standards, we have adopted internationally recognized quality management systems. Our company holds certifications for ISO 9001 (Quality Management System), ISO 14001 (Environmental Management System), and ISO 45001 (Occupational Health and Safety Management System). These certifications demonstrate our commitment to delivering high-quality services, minimizing environmental impact, and ensuring the health and safety of our workforce and stakeholders. The integration of these ISO standards into our quality control framework strengthens our ability to meet customer expectations and regulatory requirements while maintaining sustainable practices.

We have stable relationships with a number of customers and strong working relationships with subcontractors.

Throughout the years of operating in the fit out services industry in Hong Kong, we have established strong customer loyalty and developed stable relationships with our recurring customers, including a main contractor that provides design and build services for financial institutions and luxury brands. Our revenue derived from recurring customers who have done business with us in the past two fiscal year constitutes approximately 77.5% and 60.5% of our total revenue for the fiscal years ended August 31, 2025 and 2024 respectively. We believe that our stable customer base has and will continue to contribute to our growth. We also believe that maintaining stable customer relationship is a key factor to our success in the industry, as customer satisfaction may lead to potential business referrals and attract return customers. We have provided fit out services for a wide range of public and commercial properties, including financial institutions, offices, commercial buildings, retailers, restaurants and residential properties. It is also one of our key competitive strengths and our anticipated ability to leverage customers’ continuing support for new business opportunities from various property types.

In addition to maintaining strong customer relationships, we recognize the importance of a reliable network of subcontractors to deliver high-quality fit-out projects. Our subcontractors play a vital role in materializing our project plans and delivering satisfactory results consistently to our valued customers. We maintain a list of internally-approved subcontractors that have been working consistently with us during the course of business. Subcontractors are carefully selected based on criteria such as staffing capacity, resource availability, and technical expertise, ensuring that only capable and reliable partners contribute to our projects.

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We are committed to executing our projects effectively and efficiently to meet our customers’ requirements.

Our success in retaining and maintaining strong business relationships with our customers is a testament to our ability to deliver fit-out works with both efficiency and high quality. Our lean organizational structure and flat hierarchy gives us the ability to act quickly and decisively. Our project management team works closely with customers to fully understand their specific needs and ensure that these are met throughout the project lifecycle. While our project managers focus on supervising the quality, progress, and overall execution of each project, they also ensure that all aspects of our customers’ requirements are carefully addressed and delivered in accordance with their expectations.

With a compact team and few layers of management, our internal communication is direct and we are able to pivot quickly and provide more dedicated attention to our customers, thereby creating a strong sense of responsibility and engagement, strengthening relationships and increasing customer satisfaction. Our compact team also allows us to reduce unnecessary overhead expenses and increase our profitability. This is made possible by our flexible team and structured workflows, which allow us to allocate resources efficiently and manage ad hoc tasks or changes within short notice.

Our Growth Strategies

We intend to pursue the following strategies to further expand our business:

Enhancing competitiveness and expanding market share.

We aim to broaden our project portfolio by targeting new opportunities in public sector projects. Specifically, we plan to engage with government departments such as the Education Bureau (EDB) and the Architectural Services Department (ASD), as well as explore opportunities in subdivided flat projects. Expanding into these areas will enable us to tap into new markets and reduce reliance on a single customer segment, ensuring a more balanced and stable business pipeline.

To sustain our strong growth trajectory, we aim to strengthen our operational capacity by expanding our professional workforce and reinforcing our working capital base. Our ability to tender for larger and more complex fit-out projects is constrained by limitations in manpower and financial resources, both of which are critical for undertaking high-value projects that require specialized expertise and higher upfront expenditures. By recruiting experienced project managers, site supervisors, and skilled professionals, we aim to enhance the scale, scope, and sophistication of the projects we can undertake. Additionally, bolstering our working capital will enable us to better mobilize resources, manage overlapping project timelines, and handle larger volumes of work. These initiatives will collectively enhance our competitiveness, increase our tendering capacity, and accelerate our market expansion within the fit-out industry.

Strategic investments and acquisitions in upstream and downstream industry players.

We plan to pursue selective strategic investments or acquisitions of upstream and downstream specialist companies within the fit-out value chain in Hong Kong. These opportunities may include carpentry workshops, material suppliers, subcontracting specialists, or design-related service providers, where integration could generate synergies across our project lifecycle. Such investments and acquisitions are expected to expand our customer base through cross-selling opportunities, reduce marketing expenditure through shared networks, and diversify our exposure across different market segments. Currently, our operations are focused on the residential, commercial, and institutional sectors. By expanding into adjacent or complementary sectors, we aim to create a more balanced and resilient portfolio. This diversification will help mitigate sector-specific demand fluctuations, enhance revenue stability, and strengthen our ability to capitalize on opportunities arising from the dynamic demand for fit-out services in Hong Kong. As of the date of this prospectus, we have not conducted any investments or acquisitions and do not have any specific targets identified for such purposes.

Strengthening sales and marketing to expand our customer base

We plan to significantly enhance our sales and marketing efforts to boost brand visibility and attract new customers from both the private and public sectors. Currently, our sales functions are primarily handled by our founder and senior project manager, who also manage operational responsibilities. This dual role limits the time and resources available for proactive business development. To support our business expansion, we intend to implement a comprehensive marketing strategy that includes upgrading our corporate website, leveraging digital and social media platforms, placing advertisements in newspapers and industry publications, and sponsoring or participating in sector-focused exhibitions and events. Additionally, we will update our promotional materials and directly engage prospective clients to secure new business opportunities. These initiatives are expected to strengthen our brand identity, improve market penetration, and drive long-term customer acquisition across multiple sectors.

Adoption of smart AI tools to streamline operations and improve service quality

We intend to adopt intelligent digital and AI tools to enhance operational efficiency, improve quotation accuracy, and elevate the quality of our service delivery. By implementing AI-enabled site-visit tools, automated material usage estimation systems, and intelligent project management platforms, we aim to reduce manual workloads, minimize human error, and accelerate project planning cycles. These innovations will enable us to prepare more accurate and competitive quotation submissions by ensuring project costings reflect real-time material consumption and market conditions. Additionally, AI-powered quality detection and reporting functions can further enhance site monitoring, ensuring higher levels of customer satisfaction. Through this digital transformation, we seek to build a more efficient and technologically advanced operation capable of handling larger project volumes while maintaining consistent service quality.

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Employees

As of August 31, 2025, 2024 and 2023, we employed a total of nine (9), three (3) and two (2) full-time employees located in Hong Kong. The following table sets forth a breakdown of our employees by function:

August 31, 2025

Title	Number of Employees
Management	2
Project management	3
Site management	1
Administration, finance and operation	3
Total	9

August 31, 2024

Title	Number of Employees
Management	2
Project management	1
Site management	-
Administration, finance and operation	-
Total	3

August 31, 2023

Title	Number of Employees
Management	1
Project management	-
Site management	-
Administration, finance and operation	1
Total	2

It is essential to recruit and retain experienced talents for our business development and growth. Our human capital resources objectives include identifying, recruiting, retaining and incentivizing our existing and new employees.

We assess the available human resources on a continuous basis to determine whether additional personnel are required to cope with our business operations and developments. Our employees’ remuneration packages generally include salary and benefits in compliance with applicable laws and regulations of Hong Kong. The salaries of our employees are generally determined by the employee’s seniority, position, qualification, working experience and performance. Bonuses may be paid from time to time under our discretion to incentivize our staff. We regularly assess our employees’ performance and remuneration package to attract and retain our employees. During the fiscal years ended August 31, 2025 and 2024, we had not experienced any significant difficulties in recruiting employees and had not experienced any material labor dispute.

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Properties

As of the date of this prospectus, we do not own any real estate, and we leased  properties as our offices. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

The following table outlines the properties we leased for our operation as of the date of this prospectus:

Location	Term	Usage
Unit B1, 27/F, NCB Innovation Centre, No.888 Lai Chi Kok Road, Kowloon	May 1, 2025 to April 30, 2027	Office
Unit B2, 27/F, NCB Innovation Centre, No.888 Lai Chi Kok Road, Kowloon	July 21, 2025 to July 20, 2027	Office

Intellectual property

As of the date of this prospectus, we have not registered any patent or trademark.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong. As of the date of this prospectus, we had not made any material claims on insurance.

Legal proceedings

During the fiscal years ended August 31, 2025 and 2024 and as of the date of this prospectus, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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REGULATIONS

This section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong.

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a) where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b) where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Supply of Goods

The Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”) which aims to codify the law relating to the sale of goods provides that:

(a) under Section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b) under Section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

(c) under Section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

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Control of Exemption Clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a) under Section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness

(b) under Section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c) under Section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d) under Section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under Sections 15, 16 and 17 of the SOGO cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under Sections 15, 16 and 17 of the SOGO can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Building Ordinance

Under the Section 14(1) of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), except for minor works commenced under the simplified requirements, no person shall commence or carry out any building works, including alteration, addition and every kind of building operation, without having obtained approval and consent from the Building Authority. Any person who intends to carry out alteration or addition building works in existing premises is required to appoint an authorised person, and where necessary a registered structural engineer and geotechnical engineer, to prepare and submit plans for the approval of Building Authority under the Buildings Ordinance.

Under section 9 of the Buildings Ordinance, a person is required to appoint a Registered General Building Contractor to carry out for him building works (other than specialised works and minor works) and a person is required to appoint a Registered Specialist Contractor to carry out for him specialised works (other than the specialised works designated as minor works) of the category for which the contractor is registered. The Registered General Building Contractor and Registered Specialist Contractor appointed shall be required to, inter alia, provide continuous supervision to the carrying out of the relevant works in accordance with his supervision plan.

Pursuant to section 40(1AA) of the Buildings Ordinance, any person who knowingly contravenes section 14(1) in respect of building works (other than minor works) or street works shall be guilty of an offence and shall be liable on conviction to: i) a fine of HK$400,000 and to imprisonment for 2 years; and ii) a fine of HK$20,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

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Building (Minor Works)

The Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong) (“B(MW)R”) is a subsidiary legislation under the Buildings Ordinance and provides for a simplified procedure and requirements to regulate building works which have been specified as “minor works”. Under the B(MW)R, minor works are classified into three classes which require the appointment of a prescribed building professional or a prescribed registered contractor, depending on the nature, scale, complexity and risk to safety of such minor works.

Pursuant to section 4A (2) or 9AA (2) of the Buildings Ordinance, if a person who arranged for minor works to be commenced or carried out has knowingly failed to appoint the required prescribed building professional and/or prescribed registered contractor (as the case may be), he will be liable on conviction to a fine of HK$100,000 under section 40(1AB) of the Buildings Ordinance.

Building Energy Efficiency

The Buildings Energy Efficiency Ordinance (Chapter 610 of the Laws of Hong Kong) (the ‘‘BEEO’’) sets out energy efficiency standard for building services installation such as electrical, lighting and air-conditioning in new buildings and existing buildings undergoing major retrofitting works. According to Schedule 3 of BEEO, major retrofitting works include, among other things, addition or replacement of a building services installation covers one or more places with a floor area or total floor area of not less than 500 sq. m. in a unit or a common area.

The responsible person of a unit or a common area, which includes the owner, tenant or occupier, is required to engage a registered energy assessor to certify that the replaced or additional building series installation of major retrofitting works comply with the latest edition of the Building Energy Code and obtain a Form of Compliance from the registered energy assessor within 2 months after the completion of major retrofitting works under section 17 of the BEEO. A person who fails to comply with section 17 of the BEEO is liable to a maximum fine of HK$50,000.

According to Schedule 1 of the BEEO, buildings that require Form of Compliance include commercial building and common area of residential building, composite building and industrial building. Under section 20 of the BEEO, the responsible person of a unit or a common area may apply to the Director of Electrical and Mechanical Services for an exemption from the specified standards and requirements.

Factories and Industrial Undertakings

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”) provides for the safety and health protection to workers in an industrial undertaking. Under the FIUO, every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by:

(i) providing and maintaining plant and work systems that is safe and without risks to health;

(ii) making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage and transport of articles and substances;

(iii) providing all necessary information, instruction, training and supervision for ensuring safety and health;

(iv) providing and maintaining safe access to and egress from the workplaces; and

(v) providing and maintaining a work environment that is practicable, safe, and without risks to health.

A proprietor who contravenes these duties commits an offence and is liable to a fine of HK$3,000,000. A proprietor who commits such an offence willfully and without reasonable excuse is liable to a fine of HK$3,000,000 and to imprisonment for 6 months.

Both principal contractors and subcontractors on construction sites, including our Group, are proprietors under the FIUO. If our subcontractors are liable, our Group, as the principal contractor, will be liable as well.

Occupational Safety and Health

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) provides for the protection of health and safety of employees in workplaces, both industrial and non-industrial.

Employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

● providing and maintaining plant and systems of work that are safe and without risks to health;

● making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; and

● providing all necessary information, instruction, training, and supervision for ensuring safety and health;

● as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$3,000,000 and to imprisonment for six months on summary conviction and to a fine of HK$10,000,000 and to imprisonment for 2 years.

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Occupiers Liability

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injuries resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purpose for which he is invited or permitted by the occupier to be there.

Construction Workers Registration

The Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (the “CWRO”) provides for the registration of construction workers and related matters.

Pursuant to Section 3 of the CWRO, a person shall not personally carry out on a construction site construction work unless the person is a registered construction worker. Section 5 of the CWRO provides that no principal contractors or subcontractors shall employ unregistered construction workers to carry out on a construction site construction work.

If (i) there is a contravention of Section 3 of the CWRO and the person who commits the contravention is employed by a principal contractor for the construction site concerned, or a subcontractor of such a principal contractor; or (ii) there is a contravention of Section 5, and the person who commits the contravention is a subcontractor of a principal contractor for the construction site concerned, that principal contractor also commits an offence and is liable on conviction to a fine at level 5 (currently at HK$50,000).

Further, according to Section 58 of the CWRO, a principal contractor/controller of a construction site is required to:

(i) establish and maintain a daily record in the specified form that contains information of registered construction workers employed by him and, in the case of a controller being the principal contractor for the site, by a subcontractor of the controller; and

(ii) furnish the Registrar of Construction Workers in such manner as directed by the Registrar of Construction Workers with a copy of record:

i. for the period of seven days after any construction work begins on the site; and

ii. for each successive period of seven days, within two business days following the last day of the period concerned.

A person who, without reasonable excuse, contravenes the above section commits an offence and is liable on conviction to a fine at level 3 (currently at HK$10,000).

Pneumoconiosis and Mesothelioma

Section 35(1) and Division 1, Part 2, Schedule 5 of the Pneumoconiosis and Mesothelioma (Compensation) Ordinance (Chapter 360 of the Laws of Hong Kong) impose a levy in respect of construction operations with a total value exceeding HK$3 million (if tender date or commencement date of construction operations was on or after 30/7/2018) carried out in Hong Kong which amounts to 0.15% of the value of the construction operations concerned. Under Section 35(5) of the Pneumoconiosis and Mesothelioma (Compensation) Ordinance, a contractor is liable to pay such levy only if the Pneumoconiosis Compensation Fund Board (“PCFB”) gives him a notice of assessment in writing, specifying the amount of levy payable.

A contractor is required under Regulations 5 and 5A of the Pneumoconiosis and Mesothelioma (Compensation) (Assessment of Levy) Regulations (Chapter 360A of the Laws of Hong Kong) to give notices of payment and completion in respect of construction operations respectively to the PCFB if the construction operations are carried out under a term contract of HK$3 million (if tender date or commencement date of construction operations was on or after 30/7/2018). The notice of payment required under Regulation 5 is submitted within 14 days after a payment is made for any construction operations or any stage or part of any construction operations, other than construction operations carried out under a term contract. If a payment is made in relation to any construction operations carried out under a term contract, it should be given to the PCFB within 14 days after the last day of the month in which the payment was made. For the notice of completion prescribed under Regulation 5A, it should be given to the PCFB by the contractor and the authorized person after the completion of any construction operations or after the completion of each stage of construction operations within 14 days after the completion. Failure to give the above notices on time may constitute an offence and lead to a fine at level 2 (currently at HK$5,000).

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Air Pollution

The Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

Where applicable, a contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). For instance, the contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered qualified personnel and under the supervision of a registered consultant.

Noise Control

The Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”) regulates, among others, the noise from construction activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Noise Control Authority in advance. The carrying out of percussive piling is prohibited between 7:00 p.m. and 7:00 a.m. or at any time on general holidays.

Under the NCO, construction works that use powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Noise Control Authority. Schedule 1 of the Noise Control (Hand Held Percussive Breakers) Regulations (Chapter 400D of the Laws of Hong Kong) sets out the maximum permissible sound power levels based on the different masses of the hand-held percussive breakers. Similarly, Schedule 1 of the Noise Control (Air Compressors) Regulations (Chapter 400C of the Laws of Hong Kong) sets out the maximum permissible sound power levels based on the different air flows of the air compressors.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on a second or subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control

The Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (“WPCO”) provides the main statutory framework for the declaration of water control zones to cover the whole of Hong Kong and the establishment of water quality objectives. For any industry/trade generating wastewater discharge (except domestic sewage that is discharged into communal sewers or unpolluted water into stormwater drains, river courses and water bodies), they are subject to licensing control by the Environmental Protection Department.

The license specifies the requirements relevant to the discharge, e.g. the effluent standards and the discharge location.

According to the WPCO, unless being licensed under the WPCO, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for 6 months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and in addition, if the offence is a continuing offence, to a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”) regulates the production, storage, collection, treatment, reprocessing, recycling and disposal of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste into and from Hong Kong is generally controlled through a permit system.

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A contractor shall observe and comply with the WDO and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Environmental Protection Department to pay any prescribed charges for the construction waste generated from the construction work under that contract.

Under the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the Environmental Protection Department. A person who, except under and in accordance with a permit or authorization, does, causes or allows another person to do anything for which such a permit or authorization is required, commits an offence and is liable to a fine of HK$200,000 and to imprisonment for 6 months for the first offence, and to a fine of HK$500,000 and to imprisonment for 2 years for a second or subsequent offence.

Public Health and Municipal Services

The Public Health and Municipal Services Ordinance (Chapter 132) of the Laws of Hong Kong) (“PHMSO”) regulates general sanitation, construction and maintenance of public sewers and drains as well as discharges of hazardous materials to sewers.

According to PHMSO, any accumulation or deposit, or emission of dust from any building under construction or demolition in such manner as to be a nuisance may cause a nuisance notice to be served on the person by reason of whose act, default or sufferance the nuisance arose or continues, requiring him to abate the nuisance within the period specified in the notice, and to do such things as may be necessary for that purpose. A nuisance order may be (i) an abatement order which may require a person to comply with all or any of the requirements of a nuisance notice in connection with which the order is made, or otherwise to abate the nuisance or to do what may be necessary to prevent the recurrence of the nuisance within the period specified in the order; (ii) a prohibition order may prohibit the recurrence of a nuisance; or (iii) a closing order may prohibit the use of any premises or vessel for human habitation, but shall only be made if it is proved to the satisfaction of the court that, by reason of a nuisance, the premises or vessel are or is unfit for human habitation.

Laws and regulations relating to employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2025, the statutory minimum hourly wage rate is HK$42.1 (approximately US$5.3). Failure to comply with the MWO constitutes an offence under the EO.

Pursuant to the Immigration Ordinance (Chapter 115 of the Laws of Hong Kong), which came into full effect in Hong Kong on October 22, 1971, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site. Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

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Regulations on personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (‘‘PDPO’’), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

●	the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

We are aware that in the conduct of our ordinary course of business, we may have to collect personal information and data of our customers and/or their customers and users. We take reasonable and appropriate measures to protect this information and data from being accessed by unauthorized third parties. We adopt internal data privacy measures to minimize the risk in processing and handling such data, and comply with applicable laws and regulations.

We may receive personal information from users and may disclose such information to our service providers, designers, marketplaces, cloud infrastructure and analytics in order to facilitate the provision of services requested by our customers. These parties function as our agents and acts in accordance with our instruction pursuant to written contracts signed between us. We expect our service providers to adopt the same privacy protection standard as is required by our privacy policy and will ensure contractual protection in future collaborations. We may be required to disclose personal information for law enforcement authorities, court orders or subpoenas, including for the purpose of meeting national security or law enforcement requirements and we or other third parties may be compelled to do so when such demand arrives.

More importantly, it is our internal control policy that we generally do not store any personal information and/or data of our customers and their customers or users in our system unless the storage is on an as-needed basis. The personal information or data obtained by us would be erased instantly once the services are provided.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Hon Yui Sky CHAN	40	Director, Chairman of the Board and Chief Executive Officer
Hui Lun CHOW	32	Director
Wing Man Oska YIP	42	Chief Financial Officer
[ ]	[ ]	Independent Director Nominee(1)
[ ]	[ ]	Independent Director Nominee(1)
[ ]	[ ]	Independent Director Nominee(1)

(1)	The nominee of independent director will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Mr. Hon Yui Sky CHAN is our Director, Chairman of the Board and Chief Executive Officer. Mr. Chan has over five years of experience in the construction industry. Mr. Chan is also the director of our Operating Subsidiary, Zensitive Limited, where he is responsible for the overall management of the company. From 2020 to 2022, Mr. Chan served as a sales manager at Tobuan Cons Limited, a building material company which provides one-stop for building material and manufacturing services.

Mr. Hui Lun CHOW is our Director, Mr. Chow has over nine years of experience in the construction and interior design industries. Mr. Chow is also the project director of our Operating Subsidiary, Zensitive Limited, where he is responsible for project management for the construction services. From May 2021 to May 2023, Mr. Chow served as a senior interior designer at Moongrass Design Workshop, where he was responsible for design work and project management. From July 2019 to May 2021, Mr. Chow worked as a project designer of Space Interior Solution LTD and was in charge of design work. Mr. Chow obtained a Bachelor of Arts in Interior Design from Birmingham City University in 2015. Mr. Chow is a certified interior designer.

Ms. Wing Man Oska YIP is our Chief Financial Officer. Ms. Yip has been serving as the financial controller of our Operating Subsidiary, Zensitive Limited, since September 2025. She is in charge of financial reporting and cash flow management. From November 2021 to August 2025, Ms. Yip served as the general manager of The Bittersweet Creations Limited, where she was responsible for management of companies with business in prestige private dining, corporate catering, employment agencies and restaurants outlets. Ms. Yip obtained a Bachelor of Business Administration in Finance from The Hong Kong University of Science and Technology in 2004 and a Bachelor of Arts in Laws from Manchester Metropolitan University in 2014.

[   ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [   ]

[   ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [   ]

[   ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [   ]

Family Relationships

As of the date of this prospectus, there are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and [Nasdaq/ NYSE American] rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

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Furthermore, [Nasdaq Rule 5615(a)(3)/ NYSE American Company Guide] provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the [Nasdaq Rule 5600 Series and Rule 5250(d)/ NYSE American Company Guide], except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii)/ NYSE American Company Guide]. The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the [Nasdaq/ NYSE American] rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other [Nasdaq/ NYSE American] corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of [Nasdaq/ NYSE American], our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [Nasdaq/ NYSE American]. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our Board of Directors will consist of five (5) directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the [Nasdaq Listing Rules/ NYSE American Company Guide] and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the [Nasdaq/ NYSE American] rules. A controlled company is not required to comply with the [Nasdaq/ NYSE American] corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the [Nasdaq/ NYSE American] rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

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Audit Committee. Our audit committee will consist of [   ], [   ], and [   ]. [   ] will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of [Rule 5605(c)(2) of the Nasdaq rules/ the NYSE American Company Guide] and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [   ] as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [Nasdaq/ NYSE American] rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [   ], [   ], and [   ]. [   ] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of [Rule 5605(a)(2) of the Nasdaq rules/ the NYSE American Company Guide]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [   ], [   ], and [   ]. [   ] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of [Rule 5605(a)(2) of the Nasdaq rules/ the NYSE American Company Guide]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Memorandum and Articles, as amended from time to time or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We will enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended August 31, 2025 and 2024, we paid an aggregate compensation of HK$350,000 (approximately US$44,901) and nil respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of August 31, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, Director nominees and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors, Director nominees or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the underwriter’s over-allotment option has not been exercised.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned Prior to This Offering					Shares Beneficially Owned After This Offering (assuming no exercise of over-allotment option)
	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number	%(1)	Number	%(1)	%(1)	Number	%(2)	Number(2)	%(2)	%(2)
Directors and Executive Officers:
Hon Yui Sky CHAN(3)	26,900,000	67.25	7,000,000	70.0	69.54	[ ]	[ ]	[ ]	[ ]	[ ]
Hui Lun CHOW(4)	11,300,000	28.25	3,000,000	30.0	29.71%	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	—	—	—	—	—	—	—	—	—	—
[ ]	—	—	—	—	—	—	—	—	—	—
[ ]	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group	38,200,000	95.50	10,000,000	100	99.25	[ ]	[ ]	[ ]	[ ]	[ ]

5% shareholders:
Gnirob Limited (3)	26,900,000	67.25	7,000,000	70.0	69.54			[ ]	[ ]	[ ]
The Alsar Limited (4)	11,300,000	28.25	3,000,000	30.0	29.71	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	Applicable percentage of ownership is based on 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

(2)

Applicable percentage of ownership is based on [  ] Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares outstanding immediately after this Offering, assuming the Underwriter does not exercise the over-allotment option.

(3)

Gnirob Limited is wholly and beneficially owned by Mr. Hon Yui Sky CHAN, a Director, Chairman of our Board and our Chief Executive Officer. Mr. Hon Yui Sky CHAN has the voting and dispositive control over the shares held by Gnirob Limited. The business address of Gnirob Limited is Unit B1, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong.

(4)

The Alsar Limited is wholly and beneficially owned by Mr. Hui Lun CHOW, a Director. Mr. Hui Lun CHOW has the voting and dispositive control over the shares held by The Alsar Limited. The business address of The Alsar Limited is Unit B1, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong.

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RELATED PARTY TRANSACTIONS

The following is a summary of transactions for the three years ended August 31, 2025 and as of the date of this prospectus to which we have been a party and in which any members of our Board of Directors, any executive officers, or controlling shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

The following is a list of related party which the Company has transactions with:

(b)	Mr. Hon Yui Sky CHAN, a director of the Company.

	For the years ended August 31
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Due from a related party
Mr. Hon Yui Sky CHAN	441,016	876,703	5,881,329	739,883
Total(1)	441,016	876,703	5,881,329	739,883

(1)	The balance as of August 31, 2025, 2024 and 2023 represented the receivables regarding the payment advance to Mr. Hon Yui Sky CHAN. These amounts were unsecured, interest-free and repayable on demand. The balances have been fully repaid on November 28, 2025.

On March 27, 2025, Zensitive Limited borrowed a term loan of HK$2.4 million (US$0.31 million) as working capital that is five years repayable at 0.43% monthly flat interest rate under the loan agreement with The Standard Chartered Bank (Hong Kong) Limited. The loan was secured by (a) a personal guarantee from our director Mr. Hon Yui Sky CHAN, and (b) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited. The bank borrowing has been drawn down and utilized as working capital for our operation.

On January 2, 2026, Zensitive Limited borrowed a non-revolving term loan of HK$1.8 million (US$0.2 million) as working capital for five years at 0.42% monthly flat interest rate under the loan agreement with The Standard Chartered Bank (Hong Kong) Limited signed on December 29, 2025. The loan was secured by (a) a personal guarantee from our director Mr. Hon Yui Sky CHAN, and (b) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited. The bank borrowing has been drawn down and utilized as working capital for our operation.

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DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of our Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each, comprising of (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares were issued and outstanding. We will issue [  ] Class A Ordinary Shares in this Offering.

The following are summaries of material provisions of our Memorandum and Articles and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our Memorandum and Articles

Objects of our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each, comprising of (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Memorandum and Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Ordinary Shares in a class meeting duly constituted in accordance with the Memorandum and Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

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A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Memorandum and Articles or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in our Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless required by the [Nasdaq Listing Rules/ NYSE American Company Guide]), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Memorandum and Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Ordinary Shares holding not less than an aggregate of one-third of the outstanding Ordinary Shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Memorandum and Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Memorandum and Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of our Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if our Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

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Transfer of Ordinary Shares.

Provided that such transfer complies with applicable [Nasdaq Listing Rules/ NYSE American Company Guide], our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the [Nasdaq Listing Rules/ NYSE American Company Guide] or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid up and free of any lien in favor of our Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the [Nasdaq Capital Market/ NYSE American] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of [Nasdaq/ NYSE American] and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Memorandum and Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filing Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the Memorandum and Articles.

A Director is not required to hold any shares in our Company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of our company before the expiration of his term of office (if any).

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)	resigns his office by notice to our Company; or

(iv)	only held office as a director for a fixed term and such term expires; or

(v)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, so long as the majority of those persons are Directors, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

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Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our Shareholders holding in aggregate not less than ten percent of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Memorandum and Articles do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Memorandum and Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) and 10,000,000 Class B Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on [Nasdaq/ NYSE American], we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, together with each and any of our successors, have agreed not to, for a period of six (6) months after the closing of this Offering, directly or indirectly offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

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Furthermore, each of our directors and executive officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months after the closing of this Offering, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of six (6) months after the closing of this Offering, without the prior written consent of the underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A Ordinary Shares prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares immediately after this Offering, assuming the over-allotment option is not exercised, and [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares, assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on [Nasdaq/ NYSE American], where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Class A Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Class A Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Class A Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

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The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither our Company, nor our subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither our Company, nor our subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

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●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including [Nasdaq/ NYSE American]. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

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Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

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If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with Pacific Century Securities, LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the Class A Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Class A Ordinary Shares as indicated below.

Name	Number of Ordinary Share
Pacific Century Securities, LLC	[ ]
Total	[ ]

The underwriters are committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. The underwriters are not obligated to purchase the Class A Ordinary Shares covered by the underwriters’ over-allotment option to purchase Class A Ordinary Shares as described below. The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering), at the offering price per Ordinary Share less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Class A Ordinary Shares by the Representative in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the Representative will offer the additional Class A Ordinary Shares at $[  ] per Ordinary Share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to seven percent (7%) of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	Without Over-allotment	Full Exercise of Over-allotment
Public offering price	$	$	$
Underwriting discounts to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

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We have agreed to reimburse the Representative up to a maximum of US$250,000 for out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). In addition, at the closing of the offering, we shall reimburse the underwriter one percent (1%) of the gross proceeds of the offering as non-accountable expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[  ].

Right of First Refusal

If, for the period beginning on the closing of the offering and ending twelve (12) months after closing of the offering, the Company or any of its subsidiaries engages in: (a) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance); (b) any tender offer or exchange offer for, debt, convertible debt securities; (c) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; or (d) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc. (each transaction, a “Subsequent Transaction”), the Representative (or any affiliate designated by the Representative) shall have the right of first refusal to act as lead or joint book-runner, lead or joint manager, or lead or joint placement agent with respect to such Subsequent Transaction.

Lock-Up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of the Company’s securities) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of six (6) months from the effective date, without the prior written consent of the representative.

Each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of the Offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares, whether any such transaction is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Class A Ordinary Shares and the distribution of this prospectus outside the United States.

96

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on Nasdaq Capital Market under the symbol “[  ]”. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

97

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

98

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, the [Nasdaq Capital Market/ NYSE American] listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[ ]
[The Nasdaq Capital Market/NYSE American] listing fee		50,000
FINRA filing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Underwriter accountable expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our Cayman Islands counsel. Certain other legal matters as to Hong Kong law, United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP. Certain legal matters as to U.S. federal securities law in connection with this Offering will be passed upon for the Representative of the underwriters by VCL Law LLP.

EXPERTS

The combined financial statements of our Company as of August 31, 2025 and 2024, and for each of the two years in the period ended, August 31, 2025 have been audited by ARK Pro CPA & Co, located at Unit 1602-3, 16th Floor, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong,  Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such combined financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

99

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Also, our principal executive offices and substantially all of our assets are located in Hong Kong. In addition, most of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Loeb & Loeb LLP, our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Class A Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares. For further information about us and the Class A Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at https://www.zensitiveltd.com/. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A Ordinary Shares.

100

ZENSITIVE HOLDING LIMITED AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of

Zensitive Holding Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Zensitive Holding Limited and Subsidiaries (“the Company”) as of August 31, 2025 and 2024, and the related combined statements of operations, change in shareholders’ equity and cash flows for each of the two years in the period ended August 31, 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co

We have served as the Company’s auditor since 2025.

Hong Kong, China

January 16, 2026

PCAOB ID: 3299

F-2

Zensitive Holding Limited and Subsidiaries

Combined Balance Sheets

(Amounts in Hong Kong Dollar (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

	At August 31,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash at Banks	317,694	21,623	2,774
Accounts receivable, net	4,549,352	16,512,799	2,118,411
Amount from a director	876,703	5,881,329	754,510
Contract assets, net	382,509	2,623,174	336,524
Deposits, prepayments and other receivables	532,931	639,170	81,998
Total current assets	6,659,189	25,678,095	3,294,217
Non-current assets
Property and Equipment, net	123,282	319,776	41,024
Contract asset, net	—	126,943	16,285
Deposits, prepayments and other receivables	—	120,316	15,435
Deferred offering cost	—	1,248,000	160,105
Right-of-use assets	—	1,071,324	137,439
Deferred tax assets	6,994	333,010	42,722
Total non-current assets	130,276	3,219,369	413,010
Total assets	6,789,465	28,897,464	3,707,227
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,773,291	11,760,819	1,508,784
Contract liabilities	—	183,845	23,585
Operating lease liabilities	—	414,249	53,144
Accrued expenses and other payables	198,767	643,706	82,580
Bank borrowing, current	—	402,854	51,682
Income tax payable	422,594	2,035,319	261,109
Total current liabilities	3,394,652	15,440,792	1,980,884
Non-current liabilities
Operating lease liabilities	—	521,530	66,906
Bank borrowing, non-current	—	1,843,671	236,523
Long services payments obligation	—	34,141	4,380
Deferred tax liabilities	12,418	33,827	4,340
Total non-current liabilities	12,418	2,433,169	312,149
Total liabilities	3,407,070	17,873,961	2,293,033
Shareholders’ equity

Class A Ordinary Share, 450,000,000 shares authorized; US$0.0001 par value; 26,900,000 shares issued and outstanding as of August 31, 2025 and 2024*	20,968	20,968	2,690
Class B Ordinary Share, 50,000,000 shares authorized; US$0.0001 par value; 7,000,000 shares issued and outstanding as of August 31, 2025 and 2024*	5,456	5,456	700
Subscription receivable	(26,424)	(26,424)	(3,390)
Additional paid-in capital	10,000	10,000	1,283
Retained earnings	3,372,395	11,013,503	1,412,911
Total shareholders’ equity	3,382,395	11,023,503	1,414,194
Total liabilities and shareholders’ equity	6,789,465	28,897,464	3,707,227

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 1).

The accompanying notes are an integral part of these Combined Financial Statements.

F-3

Zensitive Holding Limited and Subsidiaries

Combined Statements of Operations

(Amounts in Hong Kong Dollar (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

	For the years ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	12,002,840	59,597,428	7,645,695
Cost of revenue	(7,894,178)	(45,234,710)	(5,803,116)
Gross Profit	4,108,662	14,362,718	1,842,579
Operating Expenses
General and Administrative expense	(1,066,371)	(5,384,465)	(690,768)
Income from operation	3,042,291	8,978,253	1,151,811
Other income (expenses)
Other income, net	263,153	102,500	13,149
Interest expense	(116)	(127,331)	(16,335)
Total other income (expenses), net	263,037	(24,831)	(3,186)
Profit before tax	3,305,328	8,953,422	1,148,625
Income tax	(378,854)	(1,312,314)	(168,355)
Net income	2,926,474	7,641,108	980,270

Weighted average shares outstanding – basic and diluted*
Class A Ordinary Share	26,900,000	26,900,000	26,900,000
Class B Ordinary Share	7,000,000	7,000,000	7,000,000

Net income per share attributable to ordinary shareholders *
Basic and diluted	0.09	0.23	0.03

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 1).

The accompanying notes are an integral part of these Combined Financial Statements.

F-4

Zensitive Holding Limited and Subsidiaries

Combined Statements of Changes in Shareholders’ Equity

(Amounts in Hong Kong Dollar (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares			Additional
	Number of Shares	Amount	Number of Shares	Amount	Subscription Receivable	paid-in capital	Retained Earnings	Total
		HK$		HK$	HK$	HK$	HK$	HK$
Balance at August 31, 2023	26,900,000	20,968	7,000,000	5,456	(26,424)	10,000	445,921	455,921

Net income							2,926,474	2,926,474
Balance at August 31, 2024	26,900,000	20,968	7,000,000	5,456	(26,424)	10,000	3,372,935	3,382,395

Net income							7,641,108	7,641,108
Balance at August 31, 2025	26,900,000	320,968	7,000,000	5,456	(26,424)	10,000	11,013,503	11,023,503

	US$	US$	US$	US$	US$	US$
Balance at August 31, 2025	2,690	700	(3,390)	1,283	1,412,911	1,414,194

The accompanying notes are an integral part of these Combined Financial Statements.

F-5

Zensitive Holding Limited and Subsidiaries

Combined Statements of Cash Flows

(Amounts in Hong Kong Dollar (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

	For the years ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net income	2,926,474	7,641,108	980,270
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	108,408	111,036	14,245
Amortization of right-of-use assets	88,649	571,257	73,286
Gain on disposal of plant and equipment	—	(42,500)	(5,452)
Deferred tax, net	(16,551)	(304,607)	(39,078)
Long service payment (non-cash)	—	34,141	4,380
Expected credit loss allowance of accounts receivable	40,431	1,867,530	239,583
Expected credit loss allowance of contract assets	1,451	74,182	9,517
Change in working capital items
Accounts receivable	(4,570,134)	(13,830,978)	(1,774,362)
Deposits, prepayments and other receivables	(495,907)	(222,555)	(28,551)
Amounts due from a director	782,243	2,111,880	270,931
Contract Asset	(221,846)	(2,441,790)	(313,255)
Accounts payable	2,346,286	8,987,529	1,153,001
Accruals and other payables	170,967	443,439	56,888
Contract liabilities	—	183,845	23,585
Operating lease liabilities	(92,236)	(706,802)	(90,675)
Income tax payable	395,405	1,612,725	206,895
Net cash provided by operating activities	1,463,640	6,089,440	781,208
Cash flows from investing activities:
Acquisition of property and equipment	—	(271,277)	(34,802)
Net cash used in investing activities	—	(271,277)	(34,802)
Cash flows from financing activities:
Repayment of Bank borrowings	—	(153,475)	(19,689)
New bank borrowings raised	—	2,400,000	307,894
Deferred offering costs	—	(1,248,000)	(160,105)
Advance from a director	383,465	1,482,571	190,197
Advance to a director	(1,635,094)	(8,595,330)	(1,102,686)
Net cash used in financing activities	(1,251,629)	(6,114,234)	(784,389)
Net increase (decrease) in cash	212,011	(296,071)	(37,983)
Cash, beginning of year	105,683	317,694	40,757
Cash, end of year	317,694	21,623	2,774

Supplemental disclosure information
Cash paid for interest on borrowings	—	98,125	12,588
Cash paid for income tax	—	4,196	538
Operating cash flows paid for operating leases	99,000	747,720	95,924
Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	—	1,756,858	225,386
Re-measurement of operating lease right-of-use assets and operating lease liabilities due to lease modification	71,005	113,159	14,517
Supplemental of Non-Cash Investing Activities
Acquisition of property and equipment	29,399	53,754	6,896
Proceeds from property and equipment	—	60,000	7,697

The accompanying notes are an integral part of these Combined Financial Statements.

F-6

Zensitive Holding Limited and Subsidiaries
Notes to Combined Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Zensitive Holding Limited (“Zensitive Holding” or “the Company”) is a limited liability company established under the laws of the Cayman Islands on October 29, 2025. It is a holding company with no business operation and the registered office is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands. Zensitive Holding conducts its primary operations through its indirectly wholly owned subsidiary, Zensitive Limited (“Zensitive HK”), and its principal place of business is situated at Unit B1, 27/F, NCB Innovation Centre, 888 Lai Chi Kok Road, Kowloon, Hong Kong. which is principally engaged in fit-out work. Zensitive HK is incorporated in Hong Kong and wholly owned  subsidiary of Zensitive (BVI) Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying combined financial statements reflect the activities of the Company and the following entities:

Name	Date of incorporation	Jurisdiction of Formation	Ownership	Principal activity
Zensitive Holding Limited (“Zensitive Holding”)	October 29, 2025	Cayman Islands	Parent	Investment holding
Zensitive (BVI) Limited (“Zensitive BVI”)	November 25, 2025	British Virgin Islands	100%	Investment holding
Zensitive Limited (“Zensitive HK”)	February 14, 2022	Hong Kong	100%	Provision of fit-out work

Reorganization

Zensitive Holding is an exempted company with limited liability incorporated under the law of the Cayman Islands on October 29, 2025. Harneys Fiduciary (Cayman) Limited was the sole shareholder holds 1 Class B Ordinary Share of the Company on the date of incorporation. On the same day, the share was transferred to Gnirob Limited, a company incorporated in British Virgin Islands, is wholly owned by Mr. Hon Yui Sky CHAN.

Zensitive BVI was incorporated on November 25, 2025 under the laws of the British Virgin Islands, as an intermediate holding company. The sole shareholder of Zensitive (BVI) Limited, Zensitive Holding Limited, holds 100 ordinary shares.

Zensitive HK was incorporated on February 14, 2022 in Hong Kong. Mr. Hon Yui Sky CHAN has been the sole shareholder of Zensitive from the date of incorporation to December 19, 2025.

On December 19, 2025, Zensitive BVI acquired the entire 10,000 shares of Zensitive HK from Mr. Hon Yui Sky CHAN. In consideration of the acquisition, the Company allotted and issued 40,000,000 Class A Ordinary Shares, US$0.0001 par value each, and 9,999,999 Class B Ordinary Shares, US$0.0001 par value each, to Gnirob Limited, upon the direction of Mr. Hon Yui Sky CHAN and with the consent of the Company and Zensitive BVI (“Share Swap”). Immediately after the Share Swap, Zensitive HK became wholly-owned by Zensitive BVI.

After the Share Swap, on December 19, 2025, Gnirob Limited and The Alsar Limited entered into an instrument of transfer pursuant to which, Gnirob Limited (as vendor) agreed to sell, and The Alsar Limited (as purchaser), which is wholly-owned by Mr. Hui Lun CHOW, a director of the Company, agreed to purchase 11,300,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares for the consideration of HK$1.

After the Share Swap, on December 19, 2025, Gnirob Limited and Solar Trinity Corporation entered into an instrument of transfer pursuant to which, Gnirob Limited (as vendor) agreed to sell, and Solar Trinity Corporation (as purchaser), which is wholly-owned by Dr. Wai Yeung KWONG, agreed to purchase 1,800,000 Class A Ordinary Shares for the consideration of HK$1.

As a result, Gnirob Limited, The Alsar Limited and Solar Trinity Corporation holds 26,900,000, 11,300,000 and 1,800,000 Class A Ordinary Shares, US$0.0001 par value each, representing 67.25%, 28.25% and 4.5% of the issued outstanding Class A Ordinary Shares of the Company. Gnirob Limited and The Alsar Limited holds 7,000,000 and 3,000,000 Class B Ordinary Shares, US$0.0001 par value each, representing 70% and 30% of the issued outstanding Class B Ordinary Shares of the Company. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings; whereas, each Class B Ordinary Share shall be entitled to twenty votes on all matters subject to the vote at general meetings. This resulted in (a) a total additional issuance of 40,000,000 Class A Ordinary Shares and 9,999,999 Class B Ordinary Shares; (b) a dilution of Mr. Hon Yui Sky CHAN’s ownership interest in Zensitive Holding from 100.0% to 69.54% though he remained as the controlling shareholder of the Company; and (c) a decrease in earnings per shares (basic and diluted) due to the increased number of shares outstanding.

Prior to a Group Reorganization, Zensitive HK was held as to 100% by Mr. Hon Yui Sky CHAN. Upon completion of Group Reorganization, Zensitive Holding Limited, who is controlled by Mr. Hon Yui Sky CHAN, ultimately owns 26,900,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Company and Zensitive HK will become an indirectly-owned subsidiary of the Company. The proceed of these additional ordinary shares would be paid in upon listing.

F-7

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

1. Organization and Business Description (Continued)

Reorganization (Continued)

Zensitive Holding and its subsidiaries resulting from the reorganization has always been under the common control of the same controlling shareholder, Mr. Hon Yui Sky CHAN, before and after the reorganization. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of Zensitive Holding and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Combination

The combined financial statements have been prepared as if Zensitive Holding had been the holding company of the group companies throughout the years ended August 31, 2025 and 2024 in accordance with ASC 805-50-45-5. Throughout the years ended August 31, 2025 and 2024, Zensitive HK was under the control of Mr. Hon Yui Sky CHAN. Through a corporate reorganization, the Company became the holding company of the group companies. Accordingly, for the purpose of the preparation of the combined financial statements of Zensitive Holding and its subsidiaries, Zensitive Holding has been considered as the holding company of the group companies throughout the years ended August 31, 2025 and 2024. The Company comprising Zensitive Holding and its subsidiaries resulting from the reorganization is regarded as a continuing entity. The Company was under the control of Mr. Hon Yui Sky CHAN prior to and after the reorganization.  As a result, the shares and per share information are presented on a retroactive basis to reflect the reorganization.

The combined statements of operations and comprehensive income, combined statements of changes in shareholders’ equity and combined statements of cash flows for the years ended August 31, 2025 and 2024, which include the results, changes in equity and cash flows of the companies now comprising the Company, have been prepared to present as if the current group structure had been in existence throughout the years ended August 31, 2025 and 2024, or since their respective dates of incorporation where this is a shorter period.

The combined balance sheets as at the respective reporting dates have been prepared to present the assets and liabilities of the companies now comprising the Company as if the current group structure had been in existence at those dates.

The combined financial statements include all accounts of Zensitive Holding and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Combination

The combined financial statements include the financial statements of Zensitive Holding and its wholly owned subsidiaries. All intercompany transactions and balances among Zensitive Holding and its subsidiaries have been eliminated upon consolidation.

F-8

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, contract assets, the allowance for credit losses, useful lives of property and equipment, deferred income taxes, the realization of deferred tax assets, contract liabilities, revenue recognition and other provisions and contingencies. Actual results could differ from those estimates.

Contract Estimates Including Variable Consideration

Accounting for long-term contracts with customers involves the use of various techniques to estimate total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion, and thus the timing and amount of revenue recognition. To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Company has an enforceable right to have not agreed to the price.

The Company considers claims to be contract modifications for which the Company has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events. Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in the transaction price are not resolved in the Company’s favor, or to the extent other contract provisions reflected in the transaction price are not earned, there could be reductions in or reversals of previously recognized revenue. No adjustments resulting from revisions to estimates on any individual contract was material to the financial statements for the years ended August 31, 2025 and 2024.

Foreign Currency Translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands and its subsidiary in Hong Kong is HK$. The functional currency is the currency of the primary economic environment in which an entity operates as stated by ASC 830, “Foreign Currency Matters”.

F-9

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation (Continued)

In the Combined Financial Statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date

Translations of amounts in the combined balance sheets, combined statements of operations, combined statements of changes in shareholders’ equity and combined statements of cash flows from HK$ into US$ for the year ended August 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7949, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the combined financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM are the directors, who review the operation results by the revenue of different services when making decisions about allocating resources and assessing the performance of the segment. Based on the management’s assessment, the Company has determined that it has only one operating and reportable segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong. The following table disaggregates the revenue for the years ended August 31, 2025 and, 2024 are as follows:

	For the years ended August 31
	2024	2025	2025
	HK$	HK$	US$
Revenue by service line
Fit out service	12,002,840	59,597,428	7,645,695

	For the years ended August 31
	2024	2025	2025
	HK$	HK$	US$
Revenue by recognition method
Revenue recognized at a point in time	—	—	—
Revenue recognized over time	12,002,840	59,597,428	7,645,695
Total Revenue	12,002,840	59,597,428	7,645,695

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 820 defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly in the market place.

Level 3	—	Unobservable inputs that are supported by little or no market.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, net, contract assets, net, amount due from a director,  deposits, prepayments and other receivables, accounts payable, contract liabilities, accruals expenses and other payables, operating lease liabilities and bank borrowings are approximate the fair value of the respective assets and liabilities as of August 31, 2025 and 2024 owing to their short-term nature or present value of the assets and liabilities.

Cash and Cash Equivalents

Cash comprise cash at banks and on hand which includes deposits with original maturities of three months or less with commercial banks in Hong Kong. As of August 31, 2025 and 2024, the Company did not have any cash equivalents. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

F-10

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable mainly represent amounts due from clients for fit out services which are recorded net of allowance for credit losses. The management considers various factors such as historical collection record, customer’s current creditworthiness, customer’s concentration, the age of the accounts receivable balance both individually and aggregately and general economic conditions to determine the collectability of the accounts receivable balances.

On September 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported accounts receivable and contract assets as of August 31, 2023. Results for reporting periods beginning September 1, 2023 are presented under ASC 326.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. As of August 31, 2023, the Company recorded credit losses related to accounts receivable was HK$351. The Company estimated its reserve for credit losses using relevant available information from customer credit risk, historical settlement, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses relating to past events, current conditions and reasonable and supportable forecasts. During the years ended August 31, 2025 and 2024, the Company recorded HK$1,867,530 (US$239,583) and HK$40,431 adjustments for credit losses on the combined financial statement related to accounts receivable. As of August 31, 2025 and 2024, the reserve for credit losses was HK$1,908,312 (US$244,815) and HK$40,782.

Deposits, prepayments and other receivables

Deposits represent deposit paid to service providers such as utilities and office rental. Prepayments represent advance payments made to the service providers for the subcontracting charge. Deposits, prepayments and other receivables are unsecured and are reviewed periodically to determine whether their carrying value have become impaired. As of August 31, 2025 and 2024, the management believes that the Company’s deposits, prepayments and other receivables are not impaired.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Lease

On September 1,2023, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use (“ROU”) assets and operating lease liabilities on the combined balance sheet. See Note 7 for additional information.

F-11

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Lease (Continued)

The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management and utilities. It separates the non-lease components from the lease components to which they relate.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The ROU assets also any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows :

Office equipment	4 years
Furniture and fixture	4 years
Leasehold improvement	Over the shorter of lease term or 2 years
Motor vehicles	3.3 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for major renewals and improvements which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of operations in other income, net.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended August 31, 2025 and 2024.

F-12

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all years presented.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into contracts with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The Company identifies the delivery of fit-out services to the customer to be the performance obligation in the contract. Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a fit-out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

F-13

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontractor and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of August 31, 2025 and 2024, all contracts of the Company were with an original expected duration within one year.

Contract Assets and Contract Liabilities

Contract assets included retainage and unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for fit-out contracts.  Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. When payment of the retainage is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in the contract’s respective contract asset or contract liability, determined on a contract-by-contract basis. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable. Unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets on a contract-by-contract basis. Contract assets were assessed for impairment in accordance with ASC 326.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of August 31, 2025 and 2024, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

F-14

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Cost of Revenue

The Company’s cost of services is primarily comprised of the subcontractor costs, material costs and direct labor. These costs are expenses as incurred.

General and administrative expenses

 General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, lease expenses, change of credit loss allowances and other miscellaneous administrative expenses.

Employee benefits

Mandatory Provident Fund Scheme

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500(US$192) of the employee’s monthly income over HK$30,000(US$3,849).

Obligations for contributions to defined contribution retirement plans are expensed as the related service is provided.

Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the combined balance sheets represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax in the year incurred.

Zensitive Holding was incorporated in the Cayman Islands and Zensitive BVI was incorporated in British Virgin Islands. There is no income tax for companies domiciled in the Cayman Islands and BVI. Accordingly, the Company’s combined financial statements do not present any income tax provisions related to the Cayman Islands and BVI tax jurisdictions where Zensitive Holding and Zensitive BVI are domiciled. Zensitive HK is incorporated in Hong Kong and is subject to Hong Kong income taxes at the statutory rate of 16.5%.

As of August 31, 2025 and 2024, there were no unrecognized tax benefits. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by any income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of August 31, 2025 and 2024, there were no dilutive shares.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies.

F-15

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Significant Risks

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

As of August 31, 2025 and 2024, the Company’s deposits its cash with banks located in Hong Kong. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HK$800,000 to each depositor if the bank which hold eligible deposits fails. The Company believes that no significant credit risk exists and has not incurred any losses related to such deposits as of August 31, 2025 and 2024.

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

For the years ended August 31, 2025 and 2024, all of the Company’s assets and liabilities were primarily located in Hong Kong and all of the Company’s revenue and cost of services were derived from its subsidiary located in Hong Kong. The Company does not allocate its assets located and expenses incurred outside Hong Kong because these assets and activities are managed at a corporate level. The Company has a concentration of its revenue, accounts receivable and contract assets with specific customers and cost of sales and accounts payable with specific suppliers.

F-16

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Significant Risks (Continued)

Concentration and Credit Risk (Continued)

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the year ended August 31,
	2024	2025
Customer A	60.5%	77.5%
Customer B	20.5%	*
Customer C	10.6%	*

* Comprised less than 10% of revenue for the respective period.

Details of the accounts receivable accounting for 10% or more of total accounts receivable are as follows:

	As of August 31,
	2024	2025
Customer A	76.3%	74.0%
Customer B	19.2%	12.9%
Customer D	*	13.1%

* Comprised less than 10% of accounts receivable for the respective period.

Details of the customers accounting for 10% or more of total cost of revenue are as follows:

	For the year ended August 31,
	2024	2025
Supplier A	60.5%	31.6%
Supplier B	*	12.7%

* Comprised less than 10% of total cost of revenue for the respective period.

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

	As of August 31,
	2024	2025
Supplier A	72.8%	47.8%
Supplier B	*	16.7%

* Comprised less than 10% of accounts payable for the respective period.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although the Company have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. The Company has experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

F-17

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards, not yet Adopted by the Company

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company’s Combined Financial Statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company’s management is currently evaluating the impact of adopting this ASU 2025-05 on its Combined Financial Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined balance sheets, statements of operations and statements of cash flows.

F-18

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	4,590,134	18,421,111	2,363,226
Less: allowance for expected credit losses	(40,782)	(1,908,312)	(244,815)
Accounts receivable, net	4,549,352	16,512,799	2,118,411

The movement of allowance for expected credit loss of accounts receivable is as follows:

	As of August 31
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	351	40,782	5,232
Changes during the year	40,431	1,867,530	239,583
Balance at end of the year	40,782	1,908,312	244,815

4. Contract Assets and Liabilities

The Company’s with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s combined balance sheet as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets, net consisted of the following as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Contract assets
Unbilled amounts for contracts completed and in progress	45,000	—	—
Retainage included in contract assets due to being conditional on something other than solely passage of time	339,117	2,825,907	362,532
Less: allowance for expected credit loss	(1,608)	(75,790)	(9,723)
Contract assets, net	382,509	2,750,117	352,809
Contract assets, current	382,509	2,623,174	336,524
Contract assets, non-current	—	126,943	16,285

F-19

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

4. Contract Assets and Liabilities (Continued)

The movement in contract assets is as follow:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	162,271	384,117	49,278
Increase as a result of changes in progress of ongoing projects	384,117	2,504,345	321,280
Reclassified to accounts receivable as payment becomes unconditional	(162,271)	(62,555)	(8,025)
Balance at end of the year	384,117	2,825,907	362,533

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method. None of the contract liabilities is expected to be recognized as income after more than one year recognized as revenue, respectively.

The movement of allowance for expected credit loss of contract assets is as follow:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	157	1,608	206
Changes during the year	1,451	74,182	9,517
Balance at end of the year	1,608	75,790	9,723

Contract liabilities consisted of the following as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Contract liabilities	—	183,845	23,585

F-20

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

4. Contract Assets and Liabilities (Continued)

The movement in contract liabilities is as follow:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	—	—	—
Advances received from customers	—	385,000	49,391
Revenue recognized	—	(201,155)	(25,806)
Balance at end of the year	—	183,845	23,585

5. Deposits, Prepayments and Other Receivables

Deposits, prepayments and other receivables consisted of the following as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Deposits	18,000	151,024	19,375
Prepayments	21,000	359,372	46,103
Advance to suppliers	493,931	9,580	1,228
Others	—	239,510	30,727
	532,931	759,486	97,433
Currents assets	532,931	639,170	81,998
Non-currents assets	—	120,316	15,435

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Office equipment	39,398	147,282	18,895
Furniture and fixture	—	103,432	13,269
Leasehold improvement	—	113,715	14,588
Motor Vehicles	350,000	—	—
Less: accumulated depreciation	(266,116)	(44,653)	(5,728)
Net book value	123,282	319,776	41,024

Depreciation expense of property and equipment totaled HK$111,036 (US$14,245) and HK$108,408 for the years ended August 31, 2025 and 2024, respectively.

F-21

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

7. Leases

The Company has two operating leases for office space with lease terms of two years. Per the lease standard ASC 842-10-55, this lease is treated as operating leases. This lease is on a fixed payment basis. None of the leases include contingent rentals.

(a)	Amounts recognized in the combined balance sheets:

	2024	2025	2025
	HK$	HK$	US$
Right-of-use assets	—	1,071,324	137,439

Operating lease liabilities – current	—	414,249	53,144
Operating lease liabilities – non-current	—	521,530	66,906
Weighted average remaining lease term (in years)	—	1.8	1.8
Weighted average discount rate (%)	—	10.43%	10.43%

For the years ended August 31, 2025 and 2024, the Company incurred total operating lease expense of HK$612,176 (US$78,535) and HK$68,414, respectively.

(b) The following table sets forth the remaining contractual maturities of lease payments under operating lease liabilities of the Company:

	As of August 31,
	2025	2025
	HK$	US$
Year ended August 31,
2026	475,416	60,991
2027	539,960	69,271
Total undiscounted operating lease payments	1,015,376	130,262
Less: imputed interest	(79,597)	(10,212)
Present value of lease liabilities	935,779	120,050

F-22

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

8. Accrued Expenses and Other Payables

Components of accrued expenses and other payables are as follows as of August 31:

	2024	2025	2025
	HK$	HK$	US$
Accruals for operating expenses:
-Staff costs	81,708	416,466	53,428
-Accrued expense	117,059	149,750	19,211
-Payables for purchase of property and equipment	—	77,490	9,941
	198,767	643,706	82,580

9. Employee benefit plans

	2024	2025	2025
	HK$	HK$	US$
Salaries, bonus, allowances and benefits in kind	523,863	3,331,782	427,431
Retirement benefits	19,619	99,759	12,798
Provision for long service payments	—	34,141	4,380
	543,482	3,465,682	444,609

10. Pension Costs

Defined contribution plan

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended August 31, 2025 and 2024, the contribution to the defined contribution plans was approximately HK$99,759(US$12,798) and HK$19,619, respectively.

Define benefit plan

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by program. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HK$390,000 (USD50,033).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-third of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HK$390,000 (USD50,033).

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long service payments is deemed the plan assets for the long-service payments.

The provision of long service payments under defined benefit plan was charge of HK$34,141 (US$4,380) and HK$ nil for the years ended August 31, 2025 and 2024, respectively.

F-23

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

11. Bank borrowing

Components of bank borrowing is as follows as of August 31:

	2024	2025	2025
	HK$	HK$	US$
The Standard Chartered Bank (Hong Kong) Limited (a)	—	2,246,525	288,205
Total	—	2,246,525	288,205
Less: bank borrowing – current	—	402,854	51,682
Bank borrowing – non-current	—	1,843,671	236,523

(a)	On March 27, 2025, Zensitive HK borrowed a non-revolving term loan of HK$2.4 million (US$0.3 million) as working capital for 60 months at 0.43% monthly flat interest rate under the loan agreement with The Standard Chartered Bank (Hong Kong) Limited signed on March 27, 2025. According to the repayment schedule, the principal amount is repayable by 60 unequal monthly instalments and all amounts (including any remaining balance of principal, accrued interest and any other sums) outstanding on March 27, 2030 shall be fully repaid on that day. The loan was secured by (a) a personal guarantee from our director Mr. Hon Yui Sky CHAN, and (b) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited. The bank borrowing has been drawn down and utilized as working capital for our operation.

Interest expenses pertaining to the above bank borrowings for the years ended August 31, 2025 and 2024 amounted to HK$98,125 (US$12,588) and HK$ nil, respectively. The weighted average annual interest rate for the years ended 31 August 31, 2025 and 2024 was 10.43% and nil, respectively.

Maturities of the bank borrowings were as follows:

	2025	2025
	HK$	US$
For the year ended August 31,
2026	402,854	51,682
2027	451,578	57,932
2028	500,302	64,183
2029	549,026	70,434
2030	342,765	43,974
Total bank borrowing payments	2,246,525	288,205

F-24

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

12. Income Tax

(a)	Income Tax

Caymans Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong entities which are not qualified or selected under the two-tier tax rate are chargeable at the tax rate of 16.5% on any assessable profits.

The components of the income tax provision are as follows:

	For the years ended August 31
	2024	2025	2025
	HK$	HK$	US$
Current income tax	395,405	1,616,921	207,433
Deferred income tax	(16,551)	(304,607)	(39,078)
	378,854	1,312,314	168,355

Reconciliation between the provision for income tax computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income tax and the actual provision of income tax is as follows:

	For the year ended August 31
	2024	2025	2025
	HK$	HK$	US$
Profit before income tax	3,305,328	8,953,422	1,148,625
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income tax computed at Hong Kong Profits Tax rate	545,379	1,477,315	189,523

Reconciling items:
Tax effect of income that is not taxable	(25)	(7,013)	(900)
Tax effect of expenses that is not deductible	—	7,012	900
Effect of two-tier tax rate	(165,000)	(165,000)	(21,168)
Tax concession	(1,500)	—	—
Income tax	378,854	1,312,314	168,355

F-25

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

12. Income Tax (Continued)

(b)	Deferred Tax Assets and Liabilities

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	For the years ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets
Provision for allowance of credit losses	6,994	327,377	41,999
Long service payment obligation	—	5,633	723
	6,994	333,010	42,722
Deferred tax liabilities:
– Depreciation of property and equipment	12,418	33,827	4,340
	12,418	33,827	4,340
Deferred tax assets / (liabilities), net	(5,424)	299,183	38,382

(c)	Uncertainty of Tax Position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of August 31, 2025 and 2024, the Company did not have any recognized potential tax benefits nor potential underpaid income tax from any interests and penalties and is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company believes there are no uncertain tax positions as at August 31, 2025 and 2024, and did not expect its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-26

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

13. Shareholders’ Equity

Ordinary shares

As discussed in the Note 1 to the combined financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below, and was retroactively presented in prior periods.

Date	Events	Class A Number of Shares	Par Value		Class B Number of Shares	Par Value
October 29, 2025	Share issued upon incorporate	—		—	1	US$	0.0001
December 19, 2025	Share Swap	26,900,000	US$	0.0001	6,999,999	US$	0.0001
		26,900,000	US$	0.0001	7,000,000	US$	0.0001

	Share issued and outstanding as of August 31, 2025 and 2024*	26,900,000	US$	0.0001	7,000,000	US$	0.0001

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization (see Note 1).

14. Earning Per Share

Basic and diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

	For the year ended August 31
	2024	2025	2025
	HK$	HK$	US$
Net income attributable to ordinary shareholders	2,926,474	7,641,108	980,270
Earnings per share
Basic and diluted*	0.09	0.23	0.23

Weighted average number of ordinary shares
Class A Ordinary Share	26,900,000	26,900,000	26,900,000
Class B Ordinary Share	7,000,000	7,000,000	7,000,000

15. Related Party Balances and Transactions

The following is a list of related party which the Company has transactions with:

(a)	Mr. Hon Yui Sky CHAN, a director of the Company.

	For the years ended August 31
	2024	2025	2025
	HK$	HK$	US$
Due from a related party
Mr. Hon Yui Sky CHAN (a)	876,703	5,881,329	754,510

F-27

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

16. Commitments and Contingencies

Commitments

As at August 31, 2025 and 2024, the Company did not have any significant capital and other commitments.

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of August 31, 2025 and 2024, the Company has estimated its long service payment to be HK$34,141 (USD4,380) and HK$ nil, respectively. The provision for long service payment as of August 31, 2025 and 2024 has been reflected in the combined balance sheets as “long service payments obligation” under non-current liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.

F-28

Zensitive Holding Limited and Subsidiaries

Notes to Combined Financial Statements

17. Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after August 31, 2025, up to the date that the audited combined financial statements were available to be issued.

On December 19, 2025, Zensitive BVI acquired the entire 10,000 shares of Zensitive HK from Mr. Hon Yui Sky CHAN. In consideration of the acquisition, the Company allotted and issued 40,000,000 Class A Ordinary Shares, US$0.0001 par value each, and 9,999,999 Class B Ordinary Shares, US$0.0001 par value each, to Gnirob Limited, upon the direction of Mr. Hon Yui Sky CHAN and with the consent of the Company and Zensitive BVI (“Share Swap”). Immediately after the Share Swap, Zensitive HK became wholly-owned by Zensitive BVI.

After the Share Swap, on December 19, 2025, Gnirob Limited and The Alsar Limited entered into an instrument of transfer pursuant to which, Gnirob Limited (as vendor) agreed to sell, and The Alsar Limited (as purchaser), which is wholly owned by Mr. Hui Lun CHOW, a director of the Company, agreed to purchase 11,300,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares for the consideration of HK$1.

After the Share Swap, on December 19, 2025, Gnirob Limited and Solar Trinity Corporation entered into an instrument of transfer pursuant to which, Gnirob Limited (as vendor) agreed to sell, and Solar Trinity Corporation (as purchaser), which is wholly owned by Dr. Wai Yeung KWONG agreed to purchase 1,800,000 Class A Ordinary Shares for the consideration of HK$1.

As a result, Gnirob Limited, The Alsar Limited and Solar Trinity Corporation holds 26,900,000, 11,300,000 and 1,800,000 Class A Ordinary Shares, USD0.0001 par value each, representing 67.25%, 28.25% and 4.5% of the issued outstanding Class A Ordinary Shares of the Company. Gnirob Limited and The Alsar Limited holds 7,000,000 and 3,000,000 Class B Ordinary Shares, USD0.0001 par value each, representing 70% and 30% of the issued outstanding Class B Ordinary Shares of the Company. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings; whereas, each Class B Ordinary Share shall be entitled to twenty votes on all matters subject to the vote at general meetings. This resulted in (a) a total additional issuance of 40,000,000 Class A Ordinary Shares and 9,999,999 Class B Ordinary Shares; (b) a dilution of Mr. Hon Yui Sky CHAN’s ownership interest in Zensitive Holding from 100.0% to 69.54% though he remained as the controlling shareholder of the Company; and (c) a decrease in earnings per shares (basic and diluted) due to the increased number of shares outstanding.

Prior to a Group Reorganization, Zensitive HK was held as to 100% by Mr. Hon Yui Sky CHAN. Upon completion of Group Reorganization, Zensitive Holding Limited, who is controlled by Mr. Hon Yui Sky CHAN, ultimately owns 26,900,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Company and Zensitive HK will become an indirectly-owned subsidiary of the Company. The proceed of these additional ordinary shares would be paid upon listing.

On November 3, 2025, Zensitive HK declared a dividend of HK$613.580484 (US$78.716) per share, or an aggregate of HK$6,135,805 (US$787,156), to its shareholder of record as of August 31, 2025 and the dividend was settled on November 28, 2025. As of August 31, 2025 and 2024, there is no outstanding of the dividend payables.

On January 2, 2026, Zensitive HK borrowed a non-revolving term loan of HK$1.8 million (US$0.2 million) as working capital for 60 months at 0.42% monthly flat interest rate under the loan agreement with The Standard Chartered Bank (Hong Kong) Limited signed on December 29, 2025. The loan was secured by (a) a personal guarantee from our director Mr. Hon Yui Sky, CHAN, and (b) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited. The bank borrowing has been drawn down and utilized as working capital for our operation.

Other than the above events, the Company has assessed all other events or transactions that occurred from August 31, 2025, up through the date that these combined financial statements are available to be issued, there are not any material subsequent events that require disclosure in these combined financial statements.

F-29

[   ]

Class A Ordinary Shares

PROSPECTUS

[   ], 2025

[Underwriter]

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including [   ], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against wilful default, fraud or the consequences of committing a crime. Our Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On December 19, 2025, Zensitive (BVI) Limited acquired the entire 10,000 shares of Zensitive Limited from Mr. Hon Yui Sky CHAN. In consideration of the acquisition, our Company allotted and issued 40,000,000 Class A Ordinary Shares, US$0.0001 par value each, and 9,999,999 Class B Ordinary Shares, US$0.0001 par value each, to Gnirob Limited, upon the direction of Mr. Hon Yui Sky CHAN and with the consent of our Company and Zensitive (BVI) Limited (the “Share Swap”). Immediately after the Share Swap, Zensitive Limited became wholly-owned by Zensitive (BVI) Limited.

On December 19, 2025, Gnirob Limited and The Alsar Limited entered into an instrument of transfer pursuant to which Gnirob Limited (as vendor) agreed to sell, and The Alsar Limited (as purchaser), which is wholly-owned by Mr. Hui Lun CHOW, agreed to purchase 11,3000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares for the consideration of HK$1, which constituted a gift to Mr. Hui Lun CHOW for his contribution to Zensitive Limited.

On December 19, 2025, Gnirob Limited and Solar Trinity Corporation entered into an instrument of transfer pursuant to which Gnirob Limited (as vendor) agreed to sell, and Solar Trinity Corporation (as purchaser), which is wholly-owned by Dr. Wai Yeung KWONG, agreed to purchase 1,800,000 Class A Ordinary Shares for the consideration of HK$1, which constituted a gift to Dr. Wai Yeung KWONG as a strategic partner of Zensitive Limited.

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Item 8. Exhibits.

(a)	Exhibits.

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Company
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier as to the validity of the Ordinary Shares and certain Cayman Islands tax matters
10.1*	Form of Executive Officer Employment Agreement between the Registrant and its executive officers
10.2*	Form of Independent Director Agreement between the Registrant and its Independent Directors
10.3*	Lease agreement dated February 25, 2025 between Zensitive Limited and Easywell Limited regarding the property Unit B1, 27/F, NCB Innovation Centre, No.888 Lai Chi Kok Road, Kowloon
10.4*	Lease agreement dated July 10, 2025 between Zensitive Limited and Easywell Limited regarding the property Unit B2, 27/F, NCB Innovation Centre, No.888 Lai Chi Kok Road, Kowloon
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of ARK Pro CPA & Co.
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Loeb & Loeb LLP, Hong Kong counsel to the Registrant (included in Exhibit 99.1)
24.1	Power of Attorney (included on signature page to the registration statement)
99.1*	Opinion of Loeb & Loeb LLP, Hong Kong counsel to the Registrant, regarding certain Hong Kong legal and tax matters
99.2*	Charter of the Audit Committee
99.3*	Charter of the Compensation Committee
99.4*	Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of [ ], Independent Director Nominee
99.6*	Consent of [ ], Independent Director Nominee
99.7*	Consent of [ ], Independent Director Nominee
99.8*	Clawback Policy
99.9*	Insider Trading Policy
107*	Calculation of Registration Fee

*	To be filed by amendment.

(b)	Financial Statement Schedules

None.

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Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration state

(b)	to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(c)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(d)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(e)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [   ], 2026.

Zensitive Holding Limited

By:
Name:	Hon Yui Sky CHAN
Title:	Chairman of the Board, Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Hon Yui Sky CHAN his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairman of the Board of Directors, Chief Executive Officer and Director	[ ], 2026
Hon Yui Sky CHAN	(Principal executive officer)

	Director	[ ], 2026
Hui Lun CHOW

	Chief Financial Officer	[ ], 2026
Wing Man Oska YIP	(Principal financial and accounting officer)

	Independent Director Nominee	[ ], 2026
[ ]

	Independent Director Nominee	[ ], 2026
[ ]

	Independent Director Nominee	[ ], 2026
[ ]

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Zensitive Holding Limited, has signed this registration statement in New York, on [   ], 2026.

Authorized U.S. Representative [Cogency Global Inc.]

By:
Name:	[Colleen A. De Vries]
Title:	[Senior Vice-President on behalf of Cogency Global Inc.]

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